Exhibit 99.32

One of the World’s Largest Molybdenum Producers
Focus on North America
Blue Pearl operates mines in Idaho and northern British Columbia, producing 5% of the world’s annual molybdenum supply.
World-class operations
The Thompson Creek Mine near Challis, Idaho is the third-largest primary molybdenum mine in the world. The Endako Mine at Fraser Lake, British Columbia is the fifth-largest.

DAVIDSON DEPOSIT
British Columbia
CANADA
ENDAKO MINE
British Columbia
THOMPSON CREEK
MINE
Idaho
LANGELOTH
METALLURGICAL
FACILITY
Pennsylvania
USA

Front cover photo: Thompson Creek Mine —
Giant shovel can move 40 cubic yards (84 tons) with each scoop
Large-scale open-pit mining
Giant electric-powered shovels and heavy duty 200-ton trucks move waste rock and ore from molybdenum porphyry deposits to on-site mills for processing.
Contents
1	Highlights

3	Mineral Reserves and Resources

4	Letter to Shareholders

8	Thompson Creek Mine

11	Endako Mine

14	Davidson Deposit

16	Langeloth Metallurgical Facility

20	Molybdenum Markets

22	Social Responsibility, Environment and Recycling

24	Management’s Discussion and Analysis of Financial Results

39	Auditors’ Report to Shareholders

40	Financial Statements
IBC Corporate Information

On-site processing
Molybdenite ore is crushed, ground and processed in on-site mills known as concentrators to produce molybdenum disulfide concentrate (MoS2).
Major roasting facilities
Blue Pearl’s metallurgical facilities at Langeloth and Endako currently have the capacity to produce 50 million pounds of technical grade molybdenum oxide per year, which is approximately 12% of the world’s total roasting capacity.
High-tonnage processing
The Thompson Creek and Endako mills together process up to 56,000 tonnes of molybdenite ore per day.
High-value products
In addition to technical grade molybdenum oxide, the Company produces value-added products, such as ferromolybdenum (FeMo), a key ingredient in steel and cast iron manufacturing. Blue Pearl’s Langeloth facility is the largest producer of FeMo in North America.
Highlights
During 2006, Blue Pearl became the fifth-largest molybdenum producer in the world as a result of its purchase of privately owned Thompson Creek Metals Company.
The Company recorded revenues of US$150.8 million and cash flow from operating activities of US$75.4 million during the year — virtually all occurring in the 67-day, post-acquisition period from October 26 to December 31, 2006.
Blue Pearl has strong growth potential at its two operating open-pit mines, with production expected to increase from 21 million pounds in 2007 to 27 million pounds in 2008. The Company also plans, subject to a feasibility study that is currently underway, to develop the high-grade Davidson Deposit near Smithers, British Columbia. Once developed, it will be one of the highest-grade molybdenum mines in the world.
Blue Pearl has total measured and indicated mineral resources of 742 million pounds, including 246 million pounds of proven and probable mineral reserves, as at the time of publication of this report. The mineral resources and reserves are currently being re-evaluated using a higher molybdenum price and updated costs for the development of new mine plans at Thompson Creek and Endako.
Blue Pearl Mining Ltd. Annual Report 2006      1

Mineral Reserves and Resources
Measured, Indicated and Inferred Mineral Resources (1) (5) (6)

			Molybdenum	Contained
		Tonnes	Grade	Molybdenum
Mine	Category	(millions)	(%)	(millions of pounds)

Thompson Creek Mine (2)	Measured	55.7	0.104	127.9

	Indicated	122.9	0.090	242.7

	Measured + Indicated	178.6	0.094	370.6

	Inferred	34.5	0.066	50.2

Endako Mine (3)	Indicated	51.8	0.070	80.4

Davidson Project (4)	Measured	4.9	0.185	20.1

	Indicated	70.4	0.176	273.4

	Measured + Indicated	75.3	0.177	293.5

(1)	The mineral resource estimates for the Thompson Creek Mine are as of April 30, 2006, for the Endako Mine are as of September 30, 2005 and for the Davidson Project are as of December 17, 2004, and have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”) which were adopted by National Instrument 43-101 (“NI 43-101”).

(2)	The mineral resources for the Thompson Creek Mine set out in the table above have been estimated by William E. Roscoe, P.Eng., Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. (“SWRPA”), and John T. Postle, P.Eng., Consulting Mining Engineer with SWRPA, who are qualified persons under NI 43-101.

(3)	The mineral resources for the Endako Mine set out in the table above have been estimated by Richard E. Routledge, M.Sc., Applied, P.Geo., Consulting Geologist with SWRPA and John T. Postle, P.Eng., Consulting Mining Engineer with SWRPA, who are qualified persons under NI 43-101. Blue Pearl only owns 75% of the Endako Mine.

(4)	The mineral resources for the Davidson Project set out in the table above have been estimated by Gary Giroux, P.Eng. who is a qualified person under NI 43-101.

(5)	Mineral resources include mineral reserves for the Thompson Creek Mine. Mineral resources include probable mineral reserves for the Endako Mine.

(6)	Mineral resources are reported at a cut-off grade of 0.04% molybdenum for the Thompson Creek Mine and the Endako Mine and 0.12% molybdenum for the Davidson Project.
Proven and Probable Mineral Reserves (1)(4)

			Molybdenum	Contained
		Tonnes	Grade	Molybdenum
Mine	Category	(millions)	(%)	(millions of pounds)

Thompson Creek Mine (2)	Proven (5)	28.1	0.123	76.0

	Probable	36.4	0.116	93.0

	Proven + Probable	64.5	0.119	169.1

Endako Mine (3)	Proven (5)	22.2	0.046	22.7

	Probable	51.8	0.070	80.4

	Proven + Probable	74.0	0.063	103.1

(1)	The mineral reserve estimates for the Thompson Creek Mine are as of April 30, 2006 and for the Endako Mine are as of September 30, 2005, and have been calculated in accordance with the CIM Standards.

(2)	The mineral reserves for the Thompson Creek Mine set out in the table above have been estimated by William E. Roscoe, P.Eng. and John T. Postle, P.Eng. who are qualified persons under NI 43-101.

(3)	The mineral reserves for the Endako Mine set out in the table above have been estimated by Richard E. Routledge, P.Geo., M.Sc., Applied, Consulting Geologist with SWRPA, and John T. Postle, P.Eng., Consulting Mining Engineer with SWRPA, who are qualified persons under NI 43-101. Blue Pearl only owns 75% of the Endako Mine.

(4)	Mineral reserves are reported at a cut-off grade of 0.04% molybdenum and estimated using a long-term molybdenum price of US$5.00 per pound for the Thompson Creek Mine and US$3.50 per pound for the Endako Mine.

(5)	Including stockpile.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
This Annual Report uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
Readers should refer to the short form prospectus of Blue Pearl dated October 13, 2006, and other continuous disclosure documents filed by Blue Pearl since January 1, 2007 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
Blue Pearl Mining Ltd. Annual Report 2006      3

Letter to Shareholders
We are very pleased to report that our Company went through a major transformation in 2006 with important benefits to shareholders.
At the beginning of the year, Blue Pearl was focused on developing a molybdenum deposit in northern British Columbia. By late October, due to the acquisition of privately owned Thompson Creek Metals Company, Blue Pearl was transformed into a large, integrated North American primary molybdenum producer with annual production in excess of 20 million pounds of molybdenum — making our Company one of the five largest molybdenum producers in the world.
Blue Pearl’s producing assets, which provide us with a strong competitive advantage within the industry, include the Thompson Creek open-pit mine and mill near Challis, Idaho, a large metallurgical roasting facility at Langeloth, Pennsylvania, and a 75% interest in the Endako open-pit mine, mill and roasting facility near Fraser Lake, British Columbia. The Company also continues to develop

*	Excludes potential production from Davidson Deposit, which is contingent on a positive feasibility study and permitting its previously owned asset, the underground Davidson Deposit, near Smithers, British Columbia.
Change brings new priorities
The dramatic change in the Company necessitated a substantial shift in management focus. Our Company’s current priorities are to:
▪ Continue to manage our operating properties in a safe and profitable manner;
▪ Continue to pay down the debt incurred as part of the acquisition financing;
▪ Increase the mineral resources and reserves and the mine life of the mines owned by the Company (engineering studies for this purpose are underway);
▪ Take the necessary steps to bring the Davidson Deposit into production; and
▪ Undertake additional growth initiatives that have the potential to further increase shareholder value.
Continue performance at existing operations
The existing operating properties are the heart of Blue Pearl. The Thompson Creek Mine, the Endako Mine, and the Langeloth roasting facility are the keys to our Company’s success. We are fortunate to have acquired excellent management and a highly competent work-force at all three properties. We will continue to operate these properties in a manner that is profitable for our
4      Blue Pearl Mining Ltd. Annual Report 2006

shareholders, safe for our workforce and environmentally responsible for our local communities. The continuing successful operation of these facilities will allow us to do all that we have planned for Blue Pearl.
Pay down debt
The Company’s bank debt as of the end of 2006 was US$402 million. Current arrangements call for the repayment of the bulk of this debt within five years. The price of molybdenum in world markets as of the end of 2006 was relatively strong at about US$25 per pound. If the price stays near this level in the future, the Company will be in an excellent position to pay down the debt faster than planned. In March 2007, the Company prepaid its US$62 million Second Lien Credit Facility.
New mine plans are being developed
We are developing new mine plans at Thompson Creek and Endako. The new plans will be based on a re-evaluation of mineral resources and reserves assuming a long-term molybdenum price of US$10 per pound and updated costs. Previous mine plans had assumed a long-term price of US$5 per pound at Thompson Creek and US$3.50 per pound at Endako.
The next stage of development at Thompson Creek will be to widen and deepen the existing pit, assuming there are positive results from a mine re-design study by John T. Boyd Company. At Endako, Wardrop Engineering is similarly studying the expansion of the existing pit assuming a higher molybdenum price and updated costs. In addition, the engineering firm is conducting a scoping study to determine the viability of constructing a super-pit, unifying three existing pits, and of increasing ore production to 50,000 tonnes per day from approximately 30,000 tonnes per day. The studies are expected to be completed by mid-2007 with additional work possibly necessary during the balance of the year.
Davidson Deposit is important for future growth
Our Davidson Deposit, which is Canada’s largest undeveloped molybdenum deposit, is important in the Company’s future as it represents an opportunity for organic growth at low capital cost. The deposit’s high-grade core is easily accessible with minimal impact on the environment. A feasibility study is currently being conducted by Hatch Ltd. and is expected to be completed during the second quarter of 2007. The study is examining the feasibility of mining 2,000 tonnes of high-grade ore per day from the deposit and shipping it to the Endako facility 200 kilometres away for processing. We expect positive results from the feasibility study and from the application for environmental permitting, which will soon be submitted to provincial authorities. Should mining at Davidson begin as expected in late 2008, it would significantly increase the Company’s overall annual molybdenum production.
Outlook is positive
For Blue Pearl, the price of molybdenum on world markets is the single most important variable in cash flow and
Blue Pearl Mining Ltd. Annual Report 2006      5

profitability. Our current reading of supply and demand fundamentals points to a relatively strong molybdenum price for the foreseeable future. There are many industry developments that we believe are supportive of this view. One is an increase in capital investment in the energy industry, which is a major source of demand for the strengthening and anti-corrosion contribution that molybdenum provides in steel products. Other reasons include a continuation of a declining trend over the last several years in Chinese exports and several new and expanded uses for molybdenum. A strong molybdenum price can be expected to produce very favourable financial results for the Company over time as it should significantly exceed our cost of production.
However, the Company believes management action will also have an important impact on Blue Pearl’s growth and profitability in the future. Following the acquisition, Blue Pearl embarked on a long-term strategy to maximize mine life and profitability at its existing operations. In addition to the initiatives to re-evaluate mineral resources and reserves and develop new mine plans, management adopted plans for optimizing the Thompson Creek operation. The 28,500 tons per day processing facility had been operating on a 7-day-on, 7-day-off rotation. Early in 2007, as an interim step, we converted the operation to a 10-day-on, 4-day-off rotation. This was increased to a continuous production schedule in March 2007. The results of the additional mill throughput are expected to be an increase of 2.4 million pounds of molybdenum production over the original plan for 2007.
The Thompson Creek operation is currently expected to produce 12.8 million pounds of molybdenum in 2007 at an estimated cost, including roasting, of US$8.50 per pound. Production will be lower and unit costs higher in 2007 compared with 2006 because of a lower head grade as the operation transitions to the next mining phase, and as the accelerated stripping required to expose the next phase of the orebody is completed. In addition, a low-grade stockpile is being used as mill feed for part of the year in order to operate the mill on a full-time basis and increase the production of molybdenum. The increased output from the milling of lower-grade feed is anticipated to increase unit costs, but also to increase cash flow. Production in 2008 is expected to return to a more normal level of 17 million pounds of molybdenum resulting in lower unit costs.
We expect the Company’s 75%-owned Endako operation to produce 11.3 million pounds of molybdenum (8.5 million pounds to Blue Pearl’s account) in 2007 at a cost of $6.65 per pound including roasting costs. In 2008, production is expected to total 13.3 million pounds (10 million pounds to Blue Pearl’s account) and per-unit costs are expected to be reduced.
The name Blue Pearl has been a successful one for our Company. However, for many of our shareholders, customers, suppliers, and the communities in which we work, the name Thompson Creek Metals Company is more familiar and more descriptive of our Company as it is now
6      Blue Pearl Mining Ltd. Annual Report 2006

constituted. Consequently, we will seek approval from shareholders to change the name of our Company to Thompson Creek Metals Company Inc.
In summary, we are optimistic about the future growth and profitability of Blue Pearl. The Company’s molybdenum production is currently expected to be 21 million pounds in 2007, rising to 27 million pounds in 2008 and 29 million pounds in 2009. This includes only production from Thompson Creek and the Company’s 75% share of production at Endako; it specifically excludes any potential production from the Davidson Deposit, which is conditional upon a positive feasibility study and permitting. Management is working on plans at Thompson Creek and Endako to increase production beyond these levels. As production rises, there will be a consequent positive impact on cash flow and profitability (assuming the continuation of a relatively strong molybdenum price) and a likely additional positive effect from a decline in average per-pound costs of production. If the Company is successful in bringing the Davidson Deposit on-stream in the time frame currently anticipated, Blue Pearl’s total production, cash flow and profitability would be significantly enhanced in 2009.
Our focus on additional growth initiatives to enhance shareholder value is currently aimed at opportunities to acquire molybdenum concentrates being produced at existing mines or expected to be produced at mines under development. We believe there may be possibilities to acquire molybdenum concentrates under favourable terms for subsequent roasting at our Langeloth metallurgical facility.
We would like to thank our shareholders for their support in 2006 and our more than 700 employees for their hard work and dedication to bringing about positive results in their respective workplaces. We would also like to extend our appreciation to the members of the Board of Directors for their wisdom and guidance through what can only be described as an incredible year. Mr. John Kalmet, who has served on the Board since 2005 and has been invaluable in providing timely advice and particular insight into the molybdenum market, will be retiring from the Board at the upcoming annual meeting. We wish to thank John for his diligence as a Board member and his technical expertise as a mining engineer and wish him the best in his retirement.
Sincerely,
On behalf of the Board of Directors,

Ian J. McDonald	Kevin Loughrey

Executive Chairman	President and
Chief Executive Officer

Toronto, March 26, 2007
Blue Pearl Mining Ltd. Annual Report 2006      7

Thompson Creek Mine
The Thompson Creek Mine is the second-largest open-pit primary molybdenum mine in the world. It is located in rugged mountainous terrain at elevations ranging from 6,000 to 8,500 feet above sea level. The mine property, which includes an open pit, mill and tailings facility, is approximately 35 miles southwest of the town of Challis in Idaho’s Custer County, which is a historic mining area.
The mine, which began operations in 1983, uses conventional open-pit mining methods with large electric-powered shovels that load ore onto 200-ton trucks to be hauled to an on-site mill (concentrator). A molybdenum disulfide concentrate is extracted from the ore through a series of crushing, grinding and flotation operations. The mill was designed to have a throughput capacity of 25,000 tons per day, although daily throughput of ore has ranged up to 28,500 tons per day.
Blue Pearl Mining Ltd. Annual Report 2006       9

The molybdenum disulfide concentrate produced at Thompson Creek in 2006 was further processed into a variety of products containing 16.2 million pounds of molybdenum.
Thompson Creek is currently in Phase 6 and will soon begin preparations for Phase 7 of its existing mine plan which extends to 2014. The Company is developing a new mine plan based on a re-evaluation of mineral resources and reserves assuming a long-term molybdenum price of US$10 per pound and updated costs. The previous mine plan had assumed a long-term price of US$5 per pound. New estimates of mineral resources and reserves are expected in the near future. Assuming positive results from a mine re-design study currently underway, the next stage of development at Thompson Creek will be to widen and deepen the existing pit.
10       Blue Pearl Mining Ltd. Annual Report 2006

Endako Mine
The Endako Mine is an open-pit primary molybdenum mine located near Fraser Lake, 160 kilometres west of Prince George, British Columbia. The mine is operated as a joint venture with Blue Pearl holding a 75% interest and Sojitz, a Japanese company, holding the remaining 25% interest.
The Endako Mine is a fully integrated operation. It includes a concentrator that processes ore through crushing, grinding and flotation operations into molybdenum disulfide concentrate, and a multiple-hearth roasting facility that converts concentrate into technical molybdenum oxide (known as tech oxide).
Production at Endako commenced under previous ownership in 1965 with a plant capacity of 9,000 tonnes per day. Capacity was subsequently increased to approximately 30,000 tonnes per day. Molybdenum output in
Blue Pearl Mining Ltd. Annual Report 2006       11

Conveyor carrying ore from in-pit crusher at Endako Mine

2006 totaled 11.4 million pounds (8.6 million pounds to the account of Thompson Creek Metals Company and subsequently Blue Pearl).
The mine consists of three pits. The Endako pit, the largest, is currently being mined, while the Denak East pit and Denak West pit will subsequently be further mined as part of the current mine plan extending to 2013.
Endako’s mineral resources and reserves are currently being re-estimated assuming a long-term molybdenum price of US$10 per pound and updated costs. The existing mine plan had assumed a long-term molybdenum price of US$3.50 per pound. In addition, an engineering firm is examining the feasibility of constructing a super-pit, unifying the three existing pits into a massive single pit, and of increasing mine production to 50,000 tonnes per day from approximately 30,000 tonnes per day. The study is expected to be completed by mid-2007.
Blue Pearl Mining Ltd. Annual Report 2006       13

Davidson Deposit
Blue Pearl is earning a 100% interest in the Davidson Deposit, an underground molybdenum deposit, situated nine kilometres from Smithers, British Columbia. A feasibility study on the deposit is currently being conducted and is expected to be completed during the second quarter of 2007. The study is examining the feasibility of mining 2,000 tonnes of high-grade ore per day from the deposit and shipping it for processing to the Company’s Endako facility 200 kilometres away, beginning in 2008. A mineral reserve estimate for this mining plan is expected in the near future. In the second quarter of 2007, the Company intends to file an application with the Province of British Columbia for an Environmental Assessment Certificate.
From 1957 to 1980, Amax Inc. and Climax Molybdenum undertook extensive exploration activities on the deposit. In total, 58,000 metres of exploration drilling were completed along with 2,600 metres of underground excavations,
14       Blue Pearl Mining Ltd. Annual Report 2006

Davidson Deposit Schematic Section
primarily a two-kilometre-long exploration adit driven into the heart of Hudson Bay Mountain where the deposit lies.
The feasibility study is focusing on a central portion of the deposit containing an estimated measured and indicated resource of 6.7 million tonnes grading 0.599% MoS2 (0.36% Mo) at a cut-off grade of 0.44% MoS2, which con-tains 52.8 million pounds of molybdenum. The higher-grade zone lies within a larger deposit estimated to contain a measured and indicated mineral resource of 75.3 million tonnes grading 0.295% MoS2 at a cut-off grade of 0.20% MoS2. On this basis, the deposit is estimated to have 293.5 million pounds of contained molybdenum. The mineral resource was estimated by Gary Giroux, P.Eng., who is a qualified person in accordance with National Instrument 43-101.
The deposit has excellent ground conditions, which will allow for large stopes amenable to bulk mining techniques.
All indications are that the deposit will be non-acid generating.
A program of infill drilling on the central portion of the Davidson Deposit was completed in 2006 and an updated mineral resource estimate is anticipated in the near future. The program was designed to provide information for mine planning and other aspects of the feasibility study. Exploration drilling on the Lower Zone at Davidson, which is situated about 250 metres below the main deposit, continued into 2007.
Blue Pearl Mining Ltd. Annual Report 2006      15

Langeloth Metallurgical Facility
The Langeloth complex, located 40 kilometres (25 miles) west of Pittsburgh, Pennsylvania, is a world-class facility with a long history of producing high-quality metallurgical products. The facility has roasting capacity of 35 million pounds of molybdenum per year and is currently running at full capacity. Four multiple-hearth furnaces are used for the conversion of molybdenum disulfide concentrates into various molybdenum products used mainly in the steel and chemical industries. The products include technical molybdenum oxide (known as tech oxide) in powder or briquettes, pure molybdenum trioxide and ferromolybdenum. Another two furnaces process spent catalyst material containing other metals.
Almost half of the molybdenum concentrates processed at the Langeloth facility come from the Company’s Thompson Creek Mine. The Company also buys concentrates from other mining companies to process and sell in the market and it additionally roasts concentrates on a toll basis for third-party customers.
The roasters, which operate at temperatures up to 650°C (1,200°F), convert molybdenum disulfide concentrate (MoS2) into tech oxide (MoO3) with a sulfur content of less than 0.1%. The roasters yield gases with sulfur dioxide (SO2). For many years, this gas was considered only a waste which had to be discharged through a 150-metre (500-foot) tall stack. However, with the addition of a sulfuric acid plant in 1977, the sulfur dioxide is converted to sulfuric acid (H2SO4), a byproduct that is sold to industrial customers. As a result of this pollution-control initiative, sulfur dioxide emissions for molybdenum processing at the Langeloth complex have been reduced by more than 99%.
A portion of the tech oxide produced at the Langeloth complex is converted into a higher oxide grade, known as pure molybdenum trioxide. The process involves sublimation using a special electric furnace where tech oxide is heated until it vaporizes. On cooling, the vaporized oxide
Blue Pearl Mining Ltd. Annual Report 2006       17

returns to the solid state but with virtually none of the impurities inherent in the tech oxide. This pure molybdenum trioxide is used for super alloys, chemicals and catalysts.
Some of the tech oxide is further processed into ferromolybdenum, an alloy consisting of about 60% molybdenum and 40% iron. Ferromolybdenum is preferred by some steel mills and cast-iron foundries in their manufacturing processes.
The Langeloth facility is the largest ferromolybdenum producer in North America, the first site to commercially convert MoS2 concentrates to technical molybdenum oxide, and the first site to produce pure molybdenum trioxide by sublimation. The site has 147 acres with a solid infrastructure to support additional projects.
18     Blue Pearl Mining Ltd. Annual Report 2006

Molybdenum Markets
Source: U.S. Geological Survey
Molybdenum is used primarily as an alloying agent to enhance the strength, toughness and corrosion resistance of steels employed in harsh or high-temperature environments. Examples include jet and turbine engines, nuclear power plants, oil and gas pipelines, chemical storage facilities, offshore drilling rigs, building exteriors, and tools. Molybdenum is an important alloy in high-quality stainless steel and is also used in specialty lubricants and as a catalyst for the removal of sulfur in petroleum as part of the oil refining process. In most cases, it is difficult to substitute other elements for molybdenum.
World demand for molybdenum has increased in recent years as a result of enhanced energy investment and global economic growth, especially as generated by the rapidly expanding Chinese economy. In addition, steel manufacturers have favoured greater use of molybdenum in some alloys in order to improve performance.
Mine closures for environmental and safety reasons caused a reduction of molybdenum production in China in 2005 and tightened world supply. Although the situation has
20     Blue Pearl Mining Ltd. Annual Report 2006

Source: International Molybdenum Association (IMOA) 2006
been eased somewhat by increased production of molybdenum as a by-product at some copper mines, supply is forecast to remain tight for the next several years. While some copper and primary molybdenum mines outside of China are expected to increase molybdenum production, others will incur a decline; there is not expected to be a major increase in total supply from new or existing mines until at least 2010. In the meantime, China, even though it has substantial molybdenum resources, has adopted export controls and an export tax on molybdenum in order to manage exports to the world market.
The price of molybdenum, which averaged US$4.50 per pound between 1994 and 2004, peaked at about US$40 per pound in June 2005 and has since moderated somewhat, although it remained historically high at approximately US$25 per pound in 2006. The expected trends in supply and demand suggest a positive outlook for the price of molybdenum. Barring a world recession, demand for molybdenum is expected to continue to grow and, in the absence of substantial new supply coming from China, the molybdenum price is expected to remain relatively strong in the near-term future.
Blue Pearl Mining Ltd. Annual Report 2006     21

Social Responsibility, Environment and Recycling
Blue Pearl has an excellent record of complying with environmental laws and regulations and is committed to carrying out its social responsibilities in this regard. In addition, at both mine sites, the final reclamation obligation is largely pre-funded to ensure proper completion.
The Company has undertaken a number of initiatives at its operations to minimize disruption to the environment and production of waste materials. Below are examples of such initiatives.
Langeloth Metallurgical Facility
The Langeloth complex has installed special equipment to reduce air pollution that would be normally generated by the combustion process. Over 99% of the sulfur dioxide in the off-gas from the molybdenum roasters is converted to commercial 94% grade sulfuric acid. Langeloth produced over 65,000 tons of sulfuric acid in 2006 — all of it sold to industrial customers. The cleaned roaster gas is then
22     Blue Pearl Mining Ltd. Annual Report 2006

discharged through a 500-foot stack. This excellent gas cleaning process allows Langeloth to maintain air emissions at a lower level than required by law.
Langeloth is also involved in an important industrial recycling program. In 1986, Langeloth began processing in re-designed roasters a selected range of metal-bearing materials, such as spent catalysts, filter cakes and grindings. The roasted products are sold directly to the steel industry or as a substitute for newly mined metals in a smelter. There is no discharge water or solid waste from this operation.
Thompson Creek Mine
As part of an ongoing evaluation of the environmental impact of mining practices, the Thompson Creek Mine in the late 1990s identified sulfide-bearing waste material as having a potential to generate low pH drainage. Mine offcials subsequently developed a program to reduce this potential. The program consisted of identifying the waste materials, recovering pyrite from mill tailings and redesigning waste dump facilities to partition and encapsulate sulfide-bearing waste material in order to reduce the potential for such material to impact surface water. In addition, a pyrite recovery plant was installed to remove the pyrite from the tailings to prevent reactive sulfide-bearing tailings from being deposited on the surface of the tailings facility.
Thompson Creek’s commitment to meeting and exceeding regulatory requirements led the mine staff to initiate Idaho’s first interagency task force (IATF), a working group comprised of mine personnel and regulatory agency officials, in order to create a more efficient process for interagency review and administration of the mining facility. Thompson Creek’s commitment to utilize the IATF and the knowledge gained in that process resulted in the state and federal agencies adopting the process throughout Idaho.
Endako Mine
Endako’s waste removal and recycling program minimizes the waste generated and stored at the mine site. About 80% of the water used in the mill is recycled for subsequent reuse. The mine also supplies more than 100,000 litres a year of waste oil for an off-site oil recycling program. Tailings ponds and a sulfur dioxide scrubbing plant ensure that mill waste water and gases are treated to meet strict government standards before release to the environment. Since 1990, the mine has conducted a series of monitoring studies that have shown that the mine has had minimal impact on wildlife and fish in the area. Reclamation of disturbed areas is ongoing with the establishment of a sustainable ecosystem that supports wildlife as the goal after mine closure.
Endako has demonstrated its involvement with the community through the establishment of a liaison committee that acts as a forum for information exchange regarding environmental issues.
Blue Pearl Mining Ltd. Annual Report 2006     23

Management’s Discussion and Analysis
Years ended December 31, 2006 and 2005
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
This discussion and analysis should be read in conjunction with the Corporation’s consolidated financial statements and related notes thereto for the years ended December 31, 2006 and 2005 which were prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in US dollars unless otherwise indicated. Additional information on the Corporation is available on SEDAR at www.sedar.com.
Selected Annual Information (Note 2)
(US$ in thousands, except per share amounts)

	2006	2005	2004
			(Note 1)
Molybdenum sold (000’s lb)	5,737	—	—
Revenue	$150,843	$—	$—
Cost of sales	$145,099	$—	$—
Income from mining operations	$5,744	$—	$—
Net (loss) income	$(20,643)	$(4,113)	$265
Income (loss) per share — basic and diluted	$(0.36)	$(0.13)	$0.02
Cash flow from operating activities	$75,444	$(2,723)	$408
Cash and cash equivalents	$98,059	$6,915	$631
Working capital	$180,063	$5,859	$615
Total assets	$935,744	$8,397	$809
Total long term debt	$411,073	$—	$—
Shareholders’ equity	$224,051	$6,856	$712
Shares outstanding at December 31 (000’s)	100,528	43,079	23,259

Note 1 —	2004 data is for the 6 month period ended December 31, 2004. The Corporation changed its year end effective at December 31, 2004.

Note 2 —	The financial information included in the table above, excluding the molybdenum sold (000’s lb) was extracted from the Corporation’s audited financial statements for the years noted.
INTRODUCTION
Blue Pearl Mining Ltd. (“Blue Pearl” or the “Corporation”) acquired Thompson Creek Metals Company (“TCMC” or “Thompson Creek”) on October 26, 2006. TCMC is the fifth-largest molybdenum producer in the world and owns the Thompson Creek mine and concentrator in Idaho, the Langeloth metallurgical facility in Pennsylvania and a 75% joint venture interest in the Endako mine, concentrator and roaster in British Columbia. This acquisition transformed the Corporation into a significant metal producer with vertically integrated mining, milling and processing operations.
Blue Pearl paid $575,000 on closing for Thompson Creek and $61,529 on subsequent collection of certain TCMC receivables. The Corporation is also responsible for a contingent payment to the former shareholders of Thompson Creek that is based on the average price of molybdenum in each of 2007, 2008 and 2009. If the average price of molybdenum is between $15 and $25 per pound for 2007, the Corporation will be required to make a contingent payment of between $50,000 and $100,000 in early 2008. A similar calculation is made for 2008 regarding a contingent payment to be made in early 2009. However, this payment is reduced by the amount of the first payment. The total of the two payments cannot exceed
24     Blue Pearl Mining Ltd. Annual Report 2006

$100,000. If the average price of molybdenum exceeds $15 per pound in 2009, then the Corporation will be required to make a final contingent payment of $25,000 in early 2010.
The purchase price, together with closing costs of approximately $179, has been financed through:
a)	On the date of the close, the Corporation issued debt as follows:
i.	$340,000 variable rate first lien senior secured amortizing term loan bearing interest at LIBOR plus 475 basis points. This loan matures on October 26, 2012.

ii.	$22,500 variable rate first lien senior secured revolving line of credit bearing interest at LIBOR plus 475 basis points. This line of credit matures on October 26, 2011.

iii.	$61,855 second lien senior secured term loan bearing interest at LIBOR plus 1,000 basis points. This loan matures on April 26, 2013. This loan does not amortize. As described in Note 21 of the Corporation’s financial statements, this loan was repaid in full in March 2007.
b)	On October 26, 2006, the Corporation issued 41,860,000 shares of common stock and 20,930,000 warrants for net proceeds of $191,877 after underwriting fees and other issuing costs. Each whole common share purchase warrant entitles the holder to purchase one common share at Cdn$9.00 per share until October 23, 2011.
c)	On the closing date, a former shareholder of Thompson Creek purchased, through a private placement, 7,227,182 shares of common stock and 3,613,591 warrants for proceeds of $35,352. Each warrant entitles the holder to purchase one common share at Cdn$9.00 per share until October 23, 2011.
The Corporation has consolidated the results of operations from the acquisition date forward. The Corporation has accounted for this acquisition as a purchase business combination with the Corporation as the acquirer. The purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values on the acquisition date. Estimated fair values will be based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. To the extent that the purchase price exceeds the fair value of the net identifiable tangible and intangible assets, the Corporation has recorded goodwill.
The consolidated balance sheet at acquisition is as presented below. The consolidated balance sheet may differ from the consolidated balance sheet determined after the completion of the valuation process. This allocation of the purchase price is preliminary and is based on management’s estimate of the fair value of the assets and liabilities acquired. The final fair-value estimate could be materially different from that currently being used. Management is continuing to assess the estimated fair value for certain assets and liabilities acquired including property, plant and equipment, inventories, asset retirement obligations, future income taxes and intangible assets which valuations are less advanced due to the inherent complexities associated with valuations.
Blue Pearl Mining Ltd. Annual Report 2006     25

Preliminary Purchase Price Allocation

Assets
Cash	$36,280
Property, plant and equipment	490,032
Product inventory	195,883
Material and supplies inventory	26,503
Accounts receivable	83,733
Reclamation deposits	22,727
Other assets	11,429
Goodwill	46,989

913,576

Liabilities
Accounts payable and accrued liabilities	25,927
Long term debt	9,585
Asset retirement obligation	25,651
Future tax liability	197,119
Sales contract liability	11,175
Other liabilities	7,411

276,868

Net assets acquired	$636,708

Purchase price payment
Paid on closing	$575,000
Paid subsequent to closing	61,529
Costs	179

$636,708

Blue Pearl is developing the Davidson molybdenum property (“Davidson Property”) in British Columbia. A feasibility study and permitting are currently underway. Production is expected from the Davidson mine in 2008 and synergies are expected by using the newly acquired Endako facility, which is within trucking distance, to process Davidson ore.
DESCRIPTION OF OPERATIONS
The key statistics are presented in the table below. These amounts include the TCMC operations for the post-acquisition period October 26, 2006 to December 31, 2006, the period that the Corporation owned these operations. The Canadian operations relect the Corporation’s 75% ownership in the Endako Mine. As the Corporation had no operations in 2005, a comparative period has not been presented.
26     Blue Pearl Mining Ltd. Annual Report 2006

		2006
		(Unaudited)
Key Statistics
	US	Canadian
	Operations	Operations	Total

Molybdenum sold (000’s lb)	3,992	1,745	5,737
Molybdenum produced (000’s lbs) (Note 1)	2,473	1,373	3,846
Revenue ($/lb)	$26.40	$24.23	$25.74
Operating expenses ($/lb Mo sold)
Inventory purchase price adjustment (note 3)	$12.10	$11.81	$12.02
Other operating	$14.53	$6.99	$12.23

Total	$26.63	$18.80	$24.25

Mining
Ore (000’s tonnes)	899	1,320	2,219
Waste (000’s tonnes)	3,936	906	4,842
Total (000’s tonnes)	4,835	2,226	7,061
Strip ratio	4.38	0.69	2.18
Milling (000’s tonnes)	883	1,129	2,012
Grade (% molybdenum)	0.14	0.06	0.10
Recovery (%)	90.0	75.7	82.0
Production costs ($/ lb) (Note 2)	$5.83	$7.30	6.28
Revenue from molybdenum sales	$105,401	$42,275	$147,676
Operating Expenses
Inventory purchase price adjustment (note 3)	$48,324	$20,608	$68,932
Other operating expenses	$57,990	$12,193	$70,183

Total	$106,314	$32,801	$139,115

Note 1 —	These amounts relect molybdenum produced at the Thompson Creek and Endako mines but do not include molybdenum purchased from third parties, roasted and sold by the Corporation.

Note 2 —	These costs relect production costs for molybdenum from the Thompson Creek and Endako mines only.

Note 3 —	See Income Statement section of this Management’s Discussion and Analysis for explanation.
UNITED STATES OPERATIONS
The Corporation’s Thompson Creek mine and concentrator are located near Challis, in central Idaho. Mining is done by conventional open pit methods utilizing electric-powered shovels and 200-ton haul trucks. The mine has produced over 150 million pounds of molybdenum since commencement in 1983. The property covers 21,000 acres with all the necessary permits, water, power, easements and rights-of-way to allow operations. The concentrator has a capacity of 28,500 tons per day and operates with a crusher, SAG mill, ball mill and flotation circuit. The concentrator averages approximately 90% recovery and produces concentrate averaging 57% molybdenum by weight.
Blue Pearl Mining Ltd. Annual Report 2006     27

The molybdenum disulfide concentrate produced at Thompson Creek Mine during the calendar year 2006 was processed into a variety of products containing 16.2 million pounds of molybdenum. Most of the concentrate is shipped by truck to the Langeloth processing facility. Approximately 10% of the concentrate is upgraded at the mine site to produce high grade molybdenum.
The Langeloth plant, located near Pittsburgh, Pennsylvania, was originally constructed in 1924 and has undergone multiple expansions and renovations. Roasting capacity is approximately 35 million pounds per year. It consists of six multi-hearth roasters ranging in size from 16 to 21 feet in diameter. Four roasters process molybdenum disulfide to produce molybdenum oxide and ferromolybdenum. The Thompson Creek Mine output provides much of the feed source for these roasters. The balance of the capacity is filled with third party purchases and toll roasting of molybdenum disulfide. Two roasters are committed to toll roasting recycled nickel-cobalt containing catalyst material derived primarily from the chemical industry.
The Langeloth facility’s air emissions permit expired on December 31, 2006. The renewal application was submitted in March 2006. The Langeloth facility has a water treatment plant to control heavy metals to comply with water discharge regulations. Renewal for the water discharge permit was applied for in 1992 and is still pending. The facility is operating under the existing air and water permits, as allowed under applicable law, until new permits are issued.
CANADIAN OPERATIONS
The Corporation’s Canadian operations are conducted through a 75% interest in the Endako open-pit mine, concentrator and roaster which is located near Fraser Lake, British Columbia. This mining operation commenced production in 1965. The mine property consists of 374 claims, including 25 mineral leases, covering 7,741 hectares and has the necessary permits and ancillary facilities to allow operations. The infrastructure includes a 30,000 tonnes per day concentrator and a 14,000 to 16,000 kilogram per day multiple-hearth roaster that converts molybdenum sulfide concentrate into technical molybdenum oxide (known as tech oxide). Total molybdenum production at the Endako mine in calendar year 2006 was 11.5 million pounds.
MARKETS
Blue Pearl produces primarily molybdenum products. The products produced cover most of the range of molybdenum products available in the market.
Molybdenum is added to iron and steel in the manufacturing process to strengthen it and increase its anti-corrosive characteristics. It is an important ingredient in high-performance stainless steel and other alloys. Molybdenum is also used in chemical products such as catalysts, lubricants and pigments, and as a catalyst to reduce sulfur in petroleum refining.
Molybdenum demand has grown at an average of approximately 4% a year over the last 20 years and the world consumption is now in excess of 400 million pounds annually. Demand is being driven by industries such as aircraft manufacturing, shipbuilding, the military and especially oil and gas, where demand for anti-corrosive steel is growing and refineries require higher amounts of molybdenum catalyst. Given expectations of a strong growth in energy investments in the coming years and a continuation of the global economic expansion, especially in China, the demand for molybdenum is likely to continue to grow.
Molybdenum supply is expected to be constrained over the medium term. Approximately 60% of the world’s molybdenum production comes from by-product production at copper mines. While some of these mines are expecting to increase molybdenum production in the coming years, others have forecast lower production. Many have been mining areas of higher grade molybdenum within their mines over the last two years to take advantage of the recent higher molybdenum prices. However, these mines are unable to indefinitely maintain the molybdenum high-grading activities due to the nature of their
28      Blue Pearl Mining Ltd. Annual Report 2006

ore bodies. Other operators have announced construction of molybdenum recovery circuits that will add small amounts to the supply. One major operator has announced a mine re-opening but it is not expected to start producing until 2009 at the earliest. Another potential additional source of molybdenum is from new western world mine construction. Most of the significant deposits are held by junior mining companies. These companies will require large financings, relative to their current capital base, that may be difficult to obtain especially due to the lack of forward markets to hedge the molybdenum price. Should the financing be obtained, the time required to complete construction will be several years.
China is a large producer and, increasingly, a large consumer of molybdenum and has been a major influence on molybdenum pricing in the last decade. China has significant molybdenum resources, produces more than 20% of the world’s annual supply, and in the past has been a major exporter of molybdenum. But in the past two years, molybdenum exports from China have fallen as a result of increasing internal consumption and of government intervention in 2005 to close a number of smaller mines due to safety and environmental concerns. In 2006, in an apparent attempt to manage exports of molybdenum, the Chinese government imposed export duties on molybdenum and announced a program of export licensing that allows molybdenum exports only by larger companies. The Chinese government in early 2007 was also considering the imposition of export quotas for molybdenum.
The price of molybdenum, which averaged $4.50 per pound between 1994 and 2004, peaked at $40 per pound in June 2005 and has since moderated somewhat. In 2006, the average price of molybdenum remained strong at approximately $25 per pound. The expected trends in supply and demand suggest a positive near-term outlook for the price of molybdenum. Barring a world recession, demand for molybdenum is expected to continue to grow. In the absence of new supply coming from China and given numerous constraints on production growth outside of China, the price of molybdenum is expected to remain relatively strong in the near-term future.
FINANCIAL REVIEW
Blue Pearl purchased TCMC on October 26, 2006 and consolidated its operating results for the period October 26 to December 31, 2006. The TCMC operations included the Thompson Creek mine, the Langeloth Metallurgical Facility and 75% of the Endako Mine Joint Venture. Prior to the TCMC purchase, Blue Pearl mining assets were limited to the Davidson Property which is in the feasibility study and permitting stage.
INCOME STATEMENT
The net loss for the year ended December 31, 2006 was $20,643 or $0.36 per share, compared to a net loss of $4,113, or $0.13 per share in 2005.
Revenues in 2006 were mainly derived from the sale of molybdenum products by TCMC. During the period October 26 to December 31, after the TCMC acquisition was completed, 5,737,000 pounds of molybdenum were sold at an average realized price of $25.74 per pound. TCMC also generated revenue of $3,167 from toll roasting third party molybdenum products and from recovering metals in spent catalyst. No revenues were earned by Blue Pearl in 2005 as it was in the development stage.
Cost of sales in 2006, which were incurred by TCMC during the period October 26 to December 31, totaled $145,099. These expenses include mining, processing and administration at the Thompson Creek and Endako mines, processing of Thompson Creek ore at the Langeloth plant, costs to purchase partially finished molybdenum products from third parties for roasting at the Langeloth plant and costs related to tolling third party molybdenum and catalysts at Langeloth.
Included in the operating expenses is $68,932 related to the inventory portion of the Thompson Creek purchase price adjustment. TCMC held 7.8 million pounds of inventory on the acquisition date and this inventory was deemed to be purchased by Blue Pearl, for accounting purposes, at fair value, resulting in an uplift of inventory costs of $98,531 over the
Blue Pearl Mining Ltd. Annual Report 2006      29

original book value prior to the acquisition. The table below shows the fair value adjustment allocated to inventory on acquisition, the amount included in operating expenses in 2006 and the amount that remains as part of the inventory costs at December 31, 2006. The remaining inventory purchase price adjustment at December 31, 2006 of $29,599 is expected to be charged to operating expenses in the first quarter of 2007 as the related inventory is sold.
Thompson Creek Purchase Price Adjustment Allocated to Inventory:

Inventory increase from allocation at October 25, 2006	$98,531

Less: portion of inventory increase charged to operating expenses in 2006	68,932

Inventory increase remaining at December 31 , 2006	$29,599

Blue Pearl had no cost of sales in 2005 as it was a development stage company.
General and administrative expense increased by $3,098 in 2006 compared to 2005 due to the increased activities associated with the TCMC purchase in October 2006.
Exploration and development expense increased $6,322 in 2006 as compared to 2005 primarily as the Corporation continues to proceed with the Davidson property. The increased costs are for the increased permitting and feasibility work done for the Davidson project.
Interest income increased by $1,044 in 2006 as the Corporation had more cash from the equity financing related to the purchase, cash acquired with TCMC and cash generated from the TCMC operations.
Interest expense and finance fees in 2006 resulted from the long-term debt borrowed to finance the TCMC acquisition. Stock based compensation increased $14,113 in 2006 as options were granted to TCMC management and senior operations personnel in addition to certain Blue Pearl staff.
CASH FLOWS
Cash from operating activities provided $75,444 in 2006 and required $2,723 in 2005. The increased cash flow was mainly a result of the TCMC acquisition in October 2006 as the Corporation sold the inventory acquired. The 2006 loss of $20,643 included non-cash charges such as stock-based compensation of $14,547 and depreciation and amortization of $4,718 offset by the future tax recovery. Significant changes to the non-cash working capital were a reduction in inventory of $65,421, and increased accounts payables and accrued liabilities of $22,802 and income taxes payable of $19,762.
Investing activities required $605,315 in 2006 which was almost entirely used to purchase TCMC. In 2005 investing activities required $894 mostly for the acquisition of the Davidson Property.
Financing activities generated $621,516 in 2006. The Corporation issued 57,449,048 shares and 25,319,541 warrants to raise $233,701 mainly through a prospectus offering completed in connection with the TCMC purchase. Long term debt of $401,855 was borrowed to partially finance the TCMC purchase and finance fees of $13,673 were incurred to raise this debt. In 2005, equity issues raised $9,822 that was used to fund the Davidson Project and provide working capital.
LIQUIDITY AND CAPITAL RESOURCES
During 2006, cash and cash equivalents increased by $91,144 to $98,059 at December 31. The working capital acquired as part of the financing of the TCMC acquisition and the operating cash flow for the 67 days that Blue Pearl owned TCMC were the main reasons for the increase in cash.
30      Blue Pearl Mining Ltd. Annual Report 2006

The Corporation also has a $22,500 revolving credit facility available as part of the long term debt negotiated during the TCMC acquisition. The revolving credit facility matures October 26, 2011 and bears interest on outstanding balances of LIBOR plus 475 basis points. At December 31, 2006, the full amount of the revolving credit facility was available to be used.
In 2007, the Corporation is expecting to fund capital expenditures of approximately $15,000, scheduled principal repayments of approximately $78,000, interest payments of approximately $36,000, and Davidson feasibility and permitting costs of approximately $5,000. In January 2008, Blue Pearl may be required to make a contingent payment to the TCMC vendors of $50,000 to $100,000 if the average market price of molybdenum is between $15 and $25 per pound for 2007. If the average price is less than $15 per pound, then no payment is required in 2008.
In addition to the above amounts, financing for the Davidson Project construction will be required by 2008. The Davidson feasibility study is not completed so the amount required is unknown but is estimated by management to be approximately $50,000 to $60,000. The Corporation is considering options to finance this project that may include a joint venture arrangement. The Corporation’s loan facility restricts certain cash from being used for Davidson construction. At December 31, 2006 the Corporation has more than $40,000 that could be used for Davidson construction.
OUTLOOK
The price of molybdenum on world markets is the single most important variable to cash flow and profitability for the Corporation. The strong prices, in the $24 to $30 range, realized by the Corporation since TCMC was acquired provided sufficient cash flow such that the Corporation was able to prepay $61,855 of the long-term debt, along with a prepayment premium of $2,474, in March 2007 and thus reduce future interest expense. The debt prepaid was the highest interest rate portion and was prepaid after less than five months outstanding. Management expects that molybdenum prices will remain strong in the medium term.
Molybdenum production in 2007 is expected to be 12.8 million pounds from the Thompson Creek Mine at a cost of $8.50 and 8.5 million pounds at a cost of $6.65 from the Corporation’s 75% share of the Endako Mine. These Thompson Creek Mine costs will be high in 2007 due to costs from acceleration of waste stripping leading into the next phase of the ore body and lower grade ore to be mined in the initial part of this phase. The Thompson Creek Mine has moved to continuous operations in the mill to process sufficient ore to fulfill these plans.
This production profile and the strong sales prices are expected to allow the Corporation to meet its cash requirements for operations, capital expenditures, debt payments and contingent payment during 2007. One of the Corporation’s goals is to reduce its long-term debt. The remaining debt can be prepaid without penalty and if prices remain sufficiently strong then debt payments will be made above the required minimum amounts.
Both the Thompson Creek Mine and the Endako Mine are developing new plans based on a re-evaluation of mineral resources and reserves assuming a long-term molybdenum price of US$10 per pound and with updated costs. Previous mine plans had assumed a long-term price of $5 per pound at Thompson Creek and $3.50 per pound at Endako. The new plans are expected to increase mineral reserves and mine life at both operations when they are completed in 2007.
The Davidson Deposit, which is Canada’s largest undeveloped molybdenum deposit, is important to the Corporation’s future as it represents an opportunity for organic growth at a low capital cost. The deposit’s high-grade core is easily accessible with minimal impact to the environment. A feasibility study is currently being conducted by Hatch Ltd. and is expected to be completed during the second quarter of 2007. The study is examining the feasibility of mining 2,000 tonnes of high-grade ore per day from the deposit and shipping the ore to the Endako facility 200 kilometers away for processing. The Corporation expects positive results from the feasibility study and from the application for environmental permitting, which will soon be
Blue Pearl Mining Ltd. Annual Report 2006      31

submitted to the provincial authorities for approval. If mining at Davidson begins as expected in late 2008, it will result in significant increase in the Corporation’s overall annual molybdenum production.
RELATED PARTY TRANSACTIONS
Sojitz Moly Resources, Inc. (“Sojitz”) owns 25% of the Endako Mine Joint Venture and therefore is a related party. The Corporation’s sales to Sojitz during the post acquisition period of October 26 to December 31, 2006 were $21,106. Sojitz also receives 1% commission on all Endako Mine sales.
Office administration fees of $287 (2005 — $245) were incurred for rent and various office services provided by Glencairn Gold Corporation (“Glencairn”) which is related through certain common directors and officers. Included in accounts payable at December 31, 2006 is $31 (2005 — $24) owing to this related party. The office services agreement with Glencairn was terminated at the end of February 2007.
COMMITMENTS AND CONTINGENCIES
As discussed above, in connection with the acquisition of TCMC, the Corporation entered into the First Lien Senior Secured and Second Lien Senior Secured loan agreements. The First Lien Senior Secured loan requires quarterly principal payments. In addition to the regular principal payments, the Corporation is required to make additional principal payments upon the issuance of any new equity after the acquisition of TCMC. This agreement requires additional principal repayments each year if cash flows, as defined in the loan agreement, in the year exceed the operating requirements of the Corporation. This loan is scheduled to mature on October 26, 2012.
Thompson Creek has entered into variable rate loan agreements to finance the purchase of certain mining equipment. The mining equipment is collateral for the loan. Each of these loans requires regular principal repayments and matures no later than 2010. These loans bear interest at LIBOR plus 200 basis points. As at December 31, 2006, the interest rate for these loans was 7.35%.
Maturities of long term debt obligations are as follows:

	Senior	Equipment
	Secured	Loans	Total

Year ending December 31 :
2007	$75,000	$2,284	$77,284
2008	75,000	2,353	77,353
2009	75,000	2,423	77,423
2010	50,000	2,158	52,158
2011	35,000	—	35,000
Thereafter	91,855	—	91,855

	$401,855	$9,218	$411,073

The Corporation has entered in an agreement with Sojitz (“Sojitz Agreement”) in which the Corporation will sell to Sojitz up to 10% of certain production from the Thompson Creek Mine. The price to be paid by Sojitz will vary depending on the production costs and the market price of molybdenum. The Corporation expects to sell molybdenum to Sojitz from 2007 to 2011 under the terms of this agreement.
32      Blue Pearl Mining Ltd. Annual Report 2006

The Corporation enters into forward currency contracts in order to reduce the impact of certain foreign currency fluctuations related to the operations of Endako. The forward currency contracts provide protection to the Corporation from fluctuations in the Canadian dollar. The terms of the contracts are less than one year. As of December 31, 2006, the Corporation had open forward exchange contracts with a total commitment to purchase Cdn$22,631 at an average rate of US$0.89.
The Corporation has entered into agreements to purchase molybdenum in 2007. The Corporation expects it will purchase approximately 10.4 million pounds of molybdenum under these agreements.
As described in the Introduction, Blue Pearl may be required to pay up to $125,000 to the vendors of TCMC over the next three years depending on the price of molybdenum.
RISK AND UNCERTAINTIES
Commodity Prices
Blue Pearl’s profitability is based on the production and sale of molybdenum products. The profitability will be significantly impacted by changes in the market price for molybdenum and in the change in the exchange rate of the US dollar relative to the Canadian dollar. The Corporation has not entered into any hedging agreements in respect to the sale of molybdenum, other than the Sojitz Agreement and certain agreements for small quantities of sales, as there is no organized market for such agreements. Blue Pearl has entered into and continues to enter into agreements to fix the US dollar to Canadian dollar exchange rate. The Corporation does not consider these agreements to be accounting hedges.
Mineral Reserves and Resources
Mineral reserves and resources are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the expected level of recovery will be realized. The ore grade recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed metal prices and operating costs. Changes in mine operating and processing costs, changes in ore grade and decline in the market price of molybdenum may render some or all of the reserves uneconomic.
Capital Markets
Changes to the market price of molybdenum and assumptions concerning future operating costs may make capital markets unavailable to the Corporation. If capital markets become unavailable to Blue Pearl, it may not be able to proceed with the development of the Davidson property.
Construction
The construction of a new mine is dependent on arranging financing through the capital markets, availability of construction companies and personnel, weather and government permits. If Blue Pearl is unable to access each of these in a timely manner, construction could be delayed or require significant additional costs to complete in a timely manner.
Environmental
Blue Pearl’s operations are subject to environmental regulations in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance and more stringent environmental assessments of proposed projects. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Blue Pearl’s operations.
Blue Pearl Mining Ltd. Annual Report 2006      33

SUMMARY OF QUARTERLY RESULTS
(US$ in thousands, except per share amounts) (Unaudited)

	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
	2005	2005	2005	2005	2006	2006	2006	2006

Revenue	$—	$—	$—	$—	$—	$—	$—	$150,843
Net loss	$260	$573	$790	$2,490	$2,570	$2,857	$2,784	$12,432
Loss per share - basic and diluted	$0.01	$0.02	$0.02	$0.06	$0.06	$0.06	$0.06	$0.14

Total assets	$9,662	$8,749	$9,487	$8,397	$7,794	$7,752	$7,237	$935,744

REVIEW OF QUARTER ENDED DECEMBER 31, 2006
The net loss for the quarter ended December 31, 2006 was $12,432 or $0.14 per share, compared to a net loss of $2,490, or $0.06 per share in 2005.
Revenues and operating expenses are the same as the annual amounts discussed above as all operations occurred in the fourth quarter of 2006 with the acquisition of TCMC on October 26, 2006. Blue Pearl had no operating expenses in 2005 as it was a development stage company.
General and administrative expense increased by $2,582 to $3,108 in the fourth quarter of 2006 compared to 2005 due to the increased activities associated with the TCMC purchase in October 2006.
Exploration and development expense decreased $401 to $1,599 in the fourth quarter of 2006 as compared to 2005 primarily due to a decrease in the Davidson property expenditures.
Interest income increased by $957 to $1,010 in the fourth quarter of 2006 as the Corporation had more cash from the equity financing related to the purchase, cash acquired with TCMC and cash generated from the TCMC operations.
Interest expense and finance fees in the fourth quarter of 2006 resulted from the long-term debt borrowed to finance the TCMC acquisition. Stock based compensation increased $14,026 to $14,034 in the fourth quarter of 2006 as options were granted to TCMC management and senior operations personnel in addition to certain Blue Pearl staff.
CRITICAL ACCOUNTING ESTIMATES
The Corporation’s accounting policies are described in note 2 to the consolidated financial statements. The estimates made in applying the policies below can be uncertain and a change in these estimates could materially impact the consolidated financial statements.
Fair Value Estimate
As part of the accounting for the acquisition of TCMC, Blue Pearl is required to estimate fair value for all assets and liabilities acquired. In estimating fair values, management has engaged independent appraisers who will complete their work during 2007, used discounted cash flows and market prices. Management has estimated the fair value based on assumptions concerning the future cash flows of the operations acquired. While management believes these assumptions provide the current fair value, changes to any of these assumptions could materially impact the estimated fair values of the assets and liabilities acquired. Management has made assumptions regarding the future price of molybdenum, future costs to produce
34      Blue Pearl Mining Ltd. Annual Report 2006

molybdenum, the timing and the quantities of molybdenum produced, exchange rates for its Canadian operations and discount factors for determining current fair value.
The allocation of the purchase price is preliminary and is based on the current estimates of fair value. Management continues to review the fair value estimates. The final valuation of the acquisition may be materially different from the current preliminary valuation presented.
Product Inventory
Blue Pearl acquired product inventory as part of the TCMC acquisition. Management made assumptions concerning the current market price of the products in inventory, the remaining costs associated in making the molybdenum ready for sale, and selling efforts. As indicated previously, this valuation has resulted in a fair value estimate of the product inventory that exceeds the historic production costs. Different assumptions concerning the market price and selling efforts could result in a different fair value estimate for the inventory acquired.
Property, Plant and Equipment
Property, plant and equipment is the most significant asset of the Corporation, with a carrying value of $480,187 at December 31, 2006, and represents capitalized expenditures on the exploration and development of mining properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-sale method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.
The costs associated with property, plant and equipment are separately allocated to reserves, property, plant and equipment and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of mineral interests believed to be contained or potentially contained, in properties to which they relate.
The Corporation reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
Depreciation and depletion is also determined based on property, plant and equipment carrying values. Depreciation and depletion is calculated on units of production basis over existing mineral reserves. Mineral reserves are an estimate of the quantities of economically recoverable ore and will change from time to time as a result of additional geological information, actual grade or recoveries different from original estimates or molybdenum price changes.
Asset Retirement Obligations
The Corporation is subject to environmental protection laws governing reclamation of its mine sites. These laws are continually changing and these changes may affect the procedures and costs required to complete reclamation obligations. Estimates of the fair value of these liabilities for asset retirement obligations are recognized in the period they are incurred. A corresponding increase in the related asset is recorded and depreciated over the life of the asset. If the fair value of the liability decreases due to changes in future cash flow estimates, a corresponding decrease in the related asset is recorded. If the reduction exceeds the value of the related asset, the remaining amount is reduced through earnings. Where a related asset is not identifiable with a liability, the change in fair value is charged to earnings in the period. Each period, the liability is increased to reflect the accretion (or interest) portion of the initial fair value estimate and changes in estimated cost and timing of the reclamation procedures. Actual future reclamation costs may be materially different from the costs estimated by the Corporation at December 31, 2006.
Blue Pearl Mining Ltd. Annual Report 2006      35

Stock Option and Warrant Expense
The determination of the fair value of stock options and warrants issued requires management to estimate future stock volatility and a risk-free rate of return. Given the change in the Corporation from an exploration and development company to a full scale operating company in October 2006, the historic information regarding useful lives of the options and the volatility of the shares no longer applied. Blue Pearl estimated the expected volatility of the options by referencing a peer group of mining operating companies.
Income and Mining Taxes
Blue Pearl uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective tax bases, and for tax losses and other deductions carried forward. The Corporation evaluates the carrying values of its future tax assets periodically by assessing its valuation allowance and by adjusting the amount of such valuation allowance in the period, if necessary.
Sales Contract Liability
Prior to the acquisition by Blue Pearl, TCMC had entered into a contract with Sojitz Moly Resources for the sale of certain production associated with the Thompson Creek Mine. Based on the terms of the contract, the Corporation has made assumptions regarding the quantity of molybdenum subject to the contract and the timing of the sales. Also, the Corporation has made certain assumptions regarding the future price of molybdenum in determining the fair value of the contract. The amount and price of the molybdenum to be sold in connection with this contract may differ from the assumptions used to fair value the contract.
RECENT CHANGES IN ACCOUNTING PRONOUNCEMENTS
Mine Stripping Costs
In March 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued EIC 160, Stripping Costs Incurred in the Production Phase of a Mining Operation. The EIC clarifies that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. Capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity. In the mining industry, the unit of production method is generally the appropriate method. The reserves used to amortize capitalized stripping costs will normally differ from those used to amortize the mineral property and related life-of-mine assets as the stripping costs may only relate to a portion of the total revenues. The Corporation will be applying this standard prospectively beginning January 1, 2007 as allowed under the standard.
On January 27, 2005, the CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments — Recognition and Measurement, and Handbook Section 3865, Hedges. The Corporation will adopt these standards effective January 1, 2007. While the Corporation does not expect the adoption of these standards to materially impact the consolidated financial statements, it has not made a final determination of the potential impact.
Comprehensive Income
As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders’ equity in the consolidated balance sheets. Major components for this category will include unrealized gains and losses on financial
36     Blue Pearl Mining Ltd. Annual Report 2006

assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of the cash flow hedging instruments.
Financial Instruments — Recognition and Measurement
Under this new standard, all financial instruments will be classified as one of the following: held-to-maturity investments, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, including loans and receivables, and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.
Hedges
This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair-value hedging relationship, the carrying value of the hedging item is adjusted by gains or losses attributed to the hedged risk and recognized in net income. This change in fair value of the hedging item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash-flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedged instrument will be recognized in other comprehensive income.
OUTSTANDING SHARE DATA
Common shares and convertible securities outstanding at March 20, 2007 were:

			Common
	Expiry	Exercise	Shares on
Security	Dates	Prices	Exercise

		Cdn$	(000’s	)

Common shares			103,463
Warrants	Mar 22, 2007 to Oct 23, 2011	$0.70 to $9.00	29,192
Share options	May 2, 2010 to Jan 12, 2012	$0.60 to $8.93	7,420

			140,075

DISCLOSURE CONTROLS AND PROCEDURES
Further to the issue of Multilateral Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” by the Canadian Securities Administrators, Canadian public companies are required to submit annual and interim certificates relating to the effectiveness of the issuer’s disclosure controls and procedures. Such controls and procedures should be designed to provide reasonable assurance that all relevant information is gathered and reported to senior management,
Blue Pearl Mining Ltd. Annual Report 2006      37

including the Chief Executive Officer and the Chief Financial Officer, on a timely basis, to allow management’s review and discussion so that appropriate decisions can be made prior to the timely public disclosure of the information.
As of December 31, 2006, management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined by Multilateral Instrument 52-109. This evaluation was performed under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the disclosure controls and procedures were effective as of December 31, 2006.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Certification Instrument also requires a reporting issuer to submit an annual certificate relating to the design of internal control over financial reporting. Internal control over financial reporting is a process designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles. As part of this process, management, including the CEO and the CFO, has evaluated the design of the internal control over financial reporting at December 31, 2006 and based on this evaluation, management has concluded that the design of internal control over financial reporting was effective as of December 31, 2006.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
Under the provisions of Multilateral Instrument 52-109, a reporting issuer is also required to disclose in their MD&A any change in internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect internal control over financial reporting.
Management has determined that there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.
FORWARD-LOOKING INFORMATION
Certain statements in this Management’s Discussion and Analysis of financial condition and results of operations contain “forward-looking statements” within the meaning of applicable Canadian securities legislation, which reflects management’s expectations regarding the Corporation’s future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements can be identified by the use of words such as “expects”, “plans”, “will”, “believe”, “estimates”, “intends”, “may”, “bodes”, and other words of similar meaning. Should known or unknown risks or uncertainties materialize, or should management’s assumptions prove inaccurate, actual results could vary materially from those anticipated. Many factors could cause results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on key suppliers, economic conditions, competition, regulatory change, molybdenum and other commodity prices, foreign exchange rates, and interest rates, change in project parameters as plans continue to be refined, possible variations of ore grade, failure of plant, equipment or processes to operate as anticipated, and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Narrative Description of Business – Risks Factors” of the Corporation’s Annual Information Form for the year ended December 31, 2006 to be filed with the securities regulatory authorities in Canada. Although the forward-looking statements are based on what management believes to be reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this report, and the Corporation does not assume any obligation to update or revise them to reflect new events or circumstances. Accordingly, readers should not place undue reliance on forward-looking statements.
March 26, 2007
38       Blue Pearl Mining Ltd. Annual Report 2006

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is comprised of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

Kevin Loughrey	Derek Price
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer
March 26, 2007
Auditors’ Report
To the Shareholders of Blue Pearl Mining Ltd.
We have audited the consolidated balance sheet of Blue Pearl Mining Ltd. as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
The financial statements as at December 31, 2005, and for the year then ended, were audited by predecessor auditors who expressed an opinion without reservation on those statements in their report dated February 27, 2006, except for Note 13 which was at March 17, 2006.

PricewaterhouseCoopers LLP	Vancouver, British Columbia
Chartered Accountants	March 26, 2007
Blue Pearl Mining Ltd. Annual Report 2006       39

Consolidated Balance Sheets
December 31, 2006 and 2005
(US dollars in thousands)

	Note	2006	2005

Assets
Current assets
Cash and cash equivalents		$98,059	$6,915
Accounts receivable		84,476	272
Product inventory		131,269	—
Material and supplies inventory		25,498	—
Prepaid expenses		3,015	20
Income taxes recoverable	6	1,195	—
Future income and mining taxes	6	468	—

		343,980	7,207
Property, plant and equipment	5	480,187	1,159
Reclamation deposits	17	23,005	—
Restricted cash	8	8,081	31
Deferred finance fees		13,267	—
Future income and mining taxes	6	20,902	—
Goodwill	4	46,322	—

		$935,744	$8,397

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$38,794	$1,348
Income taxes payable	6	30,602	—
Current portion of long term debt	7	77,284	—
Future income and mining taxes	6	17,237	—

		163,917	1,348
Long-term debt	7	333,789	—
Asset retirement obligations	17	25,992	193
Sales contract liability	9	11,421	—
Severance and retention	8	8,008	—
Future income and mining taxes	6	168,566	—

		711,693	1,541

Shareholders’ Equity
Common shares	10	210,857	11,867
Warrants	10	35,445	646
Contributed surplus	10	14,953	422
Deficit		(27,579)	(6,936)
Foreign currency translation adjustment		(9,625)	857

		224,051	6,856

		$935,744	$8,397

Commitments and Contingencies	20
Approved on behalf of the Board:

Kevin Loughrey	Denis Arsenault
Director	Director
See accompanying notes to consolidated financial statements
40       Blue Pearl Mining Ltd. Annual Report 2006

Consolidated Statements of Loss
Years ended December 31, 2006 and 2005
(US dollars and share amounts in thousands, except per share amounts)

	Note	2006	2005

Revenues
Molybdenum sales		$147,676	$—
Tolling and calcining		3,167	—

		150,843	—

Cost of sales
Operating expenses		139,115	—
Selling and marketing		1,239	—
Depreciation and depletion		4,718	—
Accretion		27	—

		145,099	—

Income from mining operations		5,744	—

Other (income) expenses
General and administrative		4,568	1,470
Exploration and development		8,635	2,313
Interest and finance fees		9,139	—
Stock-based compensation	10	14,547	434
Interest income		(1,183)	(139)
Other	13	(1,047)	35

		34,659	4,113

Loss before income taxes		(28,915)	(4,113)

Income and mining taxes (recoverable)
Current	6	23,133	—
Future	6	(31,405)	—

		(8,272)	—

Net loss		$(20,643)	$(4,113)

Loss per share – basic and diluted		$(0.36)	$(0.13)

Weighted-average number of shares outstanding		57,688	31,879

Consolidated Statements of Deficit
Years ended December 31, 2006 and 2005
(US dollars in thousands)

	2006	2005

Balance, beginning of year	$(6,936)	$(2,823)
Net loss	(20,643)	(4,113)

Balance, end of year	$(27,579)	$(6,936)

See accompanying notes to consolidated financial statements
Blue Pearl Mining Ltd. Annual Report 2006       41

Consolidated Statements of Cash Flows
Years ended December 31, 2006 and 2005
(US dollars in thousands)

	Note	2006	2005

Operating Activities
Net loss		$(20,643)	$(4,113)
Items not affecting cash:
Depreciation and depletion		4,718	—
Accretion		27	—
Amortization of finance fees		406	—
Stock-based compensation		14,547	434
Future income and mining taxes		(31,405)	—
Unrealized derivative losses		660	—
Gain on sale of marketable securities		—	(2)
Change in non cash working capital	12	107,134	958

Cash generated by (used in) operating activities		75,444	(2,723)

Investing Activities
Property, plant and equipment		(4,514)	—
Acquisitions, net of cash acquired	4	(600,428)	(874)
Restricted cash		(138)	—
Proceeds from disposition of marketable securities		—	11
Reclamation deposit		(235)	(31)

Cash used in investing activities		(605,315)	(894)

Financing Activities
Equity issues	10	233,701	9,822
Long term debt	7	401,855	—
Finance fees		(13,673)	—
Repayments of long term debt		(367)	—

Cash generated by financing activities		621,516	9,822

Effect of exchange rate changes on cash		(501)	—

Increase in cash and cash equivalents		91,144	6,205

Cash and cash equivalents, beginning of year		6,915	710

Cash and cash equivalents, end of year		$98,059	$6,915

Supplementary cash flow information	12
See accompanying notes to consolidated financial statements
42       Blue Pearl Mining Ltd. Annual Report 2006

Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(US dollars in thousands, except per share amounts)
1. DESCRIPTION OF BUSINESS
Blue Pearl Mining Ltd. (“Blue Pearl” or “the Corporation”) is a Canadian mining company with molybdenum mines and processing facilities in Canada and the United States. In October 2006, the Corporation acquired Thompson Creek Metals Company and its subsidiaries (“Thompson Creek” or “TCMC”), a private company with producing molybdenum mines and processing facilities in Canada and the United States for $575,000 at closing plus $61,529 on subsequent collection of certain TCMC receivables. This acquisition is further described in Note 4 to these consolidated financial statements.
In 2005, Blue Pearl acquired the Davidson molybdenum property near Smithers, British Columbia at an initial cost of $874. Production is expected from the Davidson mine in 2008 and operating synergies are expected by using the newly acquired Endako facility, which is within trucking distance, to process the Davidson ore. This acquisition is further described in Note 4 to these consolidated financial statements.
2. SIGNIFICANT ACCOUNTING POLICIES
a) Principles of Consolidation
These consolidated financial statements include the accounts of the Corporation and its subsidiaries. The principal subsidiaries of the Corporation are:
Thompson Creek Metals Company
Langeloth Metallurgical Company LLC
Thompson Creek Mining Company
Cyprus Thompson Creek Mining Company
Thompson Creek Mining Ltd.
Blue Pearl Mining Inc.
These consolidated financial statements also include the Corporation’s pro rata share of its 75% joint venture interest in the Endako Mine Joint Venture (“Endako”).
The results of operations for Thompson Creek, and the effect on the consolidated cash flows, have been included from the date of acquisition, October 26, 2006, to December 31, 2006. The financial position and results of operations for Thompson Creek include the Corporation’s proportionate share of its joint venture interest in Endako.
The accompanying consolidated financial statements have been prepared according to Canadian generally accepted accounting principles (“GAAP”). All financial figures are presented in United States dollars unless otherwise stated.
All intercompany accounts and transactions have been eliminated on consolidation.
b) Cash and Cash equivalents
The Corporation considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.
c) Accounts Receivable
Accounts receivable are carried at the lower of cost or net realizable value. The receivables are reviewed on a periodic basis to determine collectibility. Collectibility is determined on an individual customer basis based on payment history, age of the receivable and credit worthiness of the customer. Receivables are written off as they are determined to be uncollectible.
Blue Pearl Mining Ltd. Annual Report 2006       43

d) Inventories
Product inventories are carried at the lower of cost or net realizable value. Cost is the production costs for ore produced from the Corporation’s mines and the amount paid for unfinished product from third parties. Production costs include the costs of materials, direct labour, mine-site overhead and depreciation and depletion. Materials and supplies inventories are carried at the lower of cost or replacement cost.
The Corporation recorded the inventory acquired as part of the Thompson Creek acquisition at the current market price less cost to sell and an allowance for a profit margin for the selling effort.
e) Property, Plant and equipment
Plant and equipment are recorded at cost. The cost of normal maintenance and repairs to maintain mining equipment and processing facilities is charged to earnings as incurred.
Buildings and machinery are depreciated on a unit of production basis using proven and probable reserves. Mobile and other equipment are depreciated on a straight line basis over the shorter of their estimated useful life and the life of the mine.
Mineral resource properties and mine site land are recorded at cost and are depleted on a unit of production basis using proven and probable reserves.
Assets under construction are recorded at cost and are not depreciated until they are brought into operational use.
The Corporation performs impairment tests on its property, plant and equipment when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying value. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the Corporation’s average cost of borrowing.
Expenditures for stripping are charged to expense as incurred.
Property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible.
f) Reclamation Deposits
As part of its management of the risks related to the final reclamation of the mine sites, the Corporation maintains cash deposits whose use is restricted to the funding of reclamation costs. The reclamation deposits are required under a reclamation insurance policy that the Corporation has purchased for its Thompson Creek Mine site. For the Endako Mine, the Corporation has placed cash on deposit to fund reclamation costs required by the reclamation plan approved by the government authorities. These reclamation deposits are recorded as a non-current asset.
g) Asset Retirement Obligations
Future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value based on the Corporation’s current credit adjusted risk-free discount rate and an estimate for inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. The amount of the asset retirement liability initially recognized is capitalized as part of the asset’s carrying value and amortized over the asset’s estimated useful life. Future asset retirement obligations are only recorded when the timing or amount of remediation costs can be reasonably estimated.
44       Blue Pearl Mining Ltd. Annual Report 2006

h) Revenue Recognition
The Corporation recognizes revenue from molybdenum sales upon the transfer of title of the metal to third parties and when collection is reasonably assured. The Corporation recognizes tolling revenue and calcining revenue under contractual arrangements when the services are performed.
i) Income and Mining Taxes
The Corporation uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.
Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled. A reduction in respect of the potential benefit of a future tax asset (a valuation allowance) is recorded if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.
j) Derivative Instruments
The Corporation, in connection with the acquisition of Thompson Creek, has acquired forward contracts by which it fixes the rates for the exchange of currency. The Corporation has also acquired an agreement under which it will be required to sell certain future molybdenum production at a price that may be less than the prevailing market price. The Corporation does not consider any of these agreements to be hedges for accounting purposes. As such, the Corporation records the fair value of these agreements in other assets or other liabilities with the changes in fair value being included in other expenses.
k) Foreign Currency
The Corporation translates its share of its Canadian self-sustaining operations assets and liabilities at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate that prevailed during the period. Translation adjustments resulting from this process are shown separately in shareholders’ equity.
l)Use of Estimates
Management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are used for certain items such as fair values used to establish the purchase price allocation, reserve and production quantities, production costs, depletion, depreciation and amortization, mine closure and reclamation costs, impairment, asset retirement obligation assumptions, stock based compensation and the valuation of derivatives and contingencies.
m) Goodwill
Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized. The Corporation evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events or changes in circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Corporation
Blue Pearl Mining Ltd. Annual Report 2006       45

compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Corporation compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.
n) Loss per Share
Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. In years in which a loss is incurred the effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same. Had the Corporation been required to present diluted earnings per share, this amount would be calculated by dividing the earnings for the year by the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding had the potential dilutive common shares been issued using the treasury stock method.
o) Stock-based Compensation
The Corporation accounts for all stock based compensation using the fair value method. Under this method, compensation costs related to options granted are measured at fair value on the date granted using a Black-Scholes model and expensed according to the vesting provisions. Any consideration paid upon exercise of the options is credited to share capital.
p) Flow-through Shares
The Corporation financed a portion of its exploration and development costs through the issuance of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to the shareholders. The tax benefits foregone are considered to be share issue costs and are included as a reduction of common shares with a corresponding increase to future income tax liabilities.
q) Comparative Figures
Certain amounts in the consolidated financial statements have been reclassified to conform to the current year’s presentation.
r) Recently Issued Accounting Pronouncements
Mine Stripping Costs
In March 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued EIC 160, Stripping Costs Incurred in the Production Phase of a Mining Operation. The EIC clarifies that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. Capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity. The Corporation will be applying this standard prospectively beginning January 1, 2007 as allowed under the standard.
On January 27, 2005, the CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges. The Corporation will adopt these standards effective January 1, 2007. The Corporation has not made a final determination of the potential impact of applying these new standards.
46       Blue Pearl Mining Ltd. Annual Report 2006

Comprehensive Income
As a result of adopting this standard, a new category, Other Comprehensive Income, will be added to shareholders’ equity. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.
Financial Instruments – Recognition and Measurement
Under this new standard, all financial instruments will be classified as one of the following: held-to-maturity investments, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.
Hedges
This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation.
3. CHANGE IN REPORTING CURRENCY
In connection with the acquisition of Thompson Creek, the Corporation changed its reporting currency from Canadian dollars to US dollars, effective October 26, 2006. From the date of the acquisition of Thompson Creek, substantially all of the Corporation’s revenues will be denominated in US dollars.
The comparative balance sheet has been translated into US dollars at the rate in effect at December 31, 2005. The statement of loss has been translated using an average rate for the year. Shareholders’ equity has been translated using the historic exchange rates in effect at the time of the transactions.
4. ACQUISITIONS
Thompson Creek Metals Company
On October 26, 2006, the Corporation acquired Thompson Creek, a private company with producing molybdenum mines and processing facilities in Canada and the United States. On closing, the Corporation paid $575,000 in cash for all of the outstanding shares of Thompson Creek. Subsequent to the close date, the Corporation paid an additional $61,529 to the former shareholders of Thompson Creek related to the acquired accounts receivable pursuant to the acquisition agreement.
The Corporation is also responsible for a contingent payment to the former shareholders of Thompson Creek that is based on the average price of molybdenum in each of 2007, 2008 and 2009. If the average price of molybdenum is between $15 and $25 per pound for 2007, the Corporation will be required to make a contingent payment of between $50,000 and $100,000 in early 2008. A similar calculation is made for 2008 regarding a contingent payment to be made in early 2009. However, this payment is reduced by the amount of the first payment. The total of the two payments cannot exceed $100,000. If the average price of molybdenum exceeds $15 per pound in 2009, then the Corporation will be required to make a final contingent payment of $25,000 in early 2010.
Blue Pearl Mining Ltd. Annual Report 2006 47

The purchase price, together with closing costs of approximately $179, has been financed through:
a) On the date of the close, the Corporation issued debt as follows:
i.	$340,000 variable rate first lien senior secured amortizing term loan bearing interest at LIBOR plus 475 basis points. This loan matures on October 26, 2012.

ii.	$22,500 variable rate first lien senior secured revolving line of credit bearing interest at LIBOR plus 475 basis points. This line of credit matures on October 26, 2011.

iii.	$61,855 second lien senior secured term loan bearing interest at LIBOR plus 1,000 basis points. This loan matures on April 26, 2013. This loan does not amortize. As described in Note 21, this loan was repaid in full in March 2007.
b) On October 26, 2006, the Corporation issued 41,860,000 shares of common stock and 20,930,000 warrants for net proceeds of $191,877 after underwriting fees and other issuing costs. Each whole common share purchase warrant entitles the holder to purchase one common share at Cdn$9.00 per share until October 23, 2011.
c) On the closing date, a former shareholder of Thompson Creek purchased, through a private placement, 7,227,182 shares of common stock and 3,613,591 warrants for proceeds of $35,352. Each warrant entitles the holder to purchase one common share at Cdn$9.00 per share until October 23, 2011.
The Corporation has consolidated the results of operations from the acquisition date forward. The Corporation has accounted for this acquisition as a purchase business combination with the Corporation as the acquirer. The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on the estimated fair values on the acquisition date. Estimated fair values will be based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. To the extent that the purchase price exceeds the fair value of the net identifiable tangible and intangible assets, the Corporation has recorded goodwill. The final fair-value estimate could be materially different from that currently being used. Management is continuing to assess the estimated fair value for certain assets and liabilities acquired including property, plant and equipment, inventories, asset retirement obligations, future income taxes and intangible assets, the valuations of which are less advanced due to the inherent complexities associated with their valuations.
48       Blue Pearl Mining Ltd. Annual Report 2006

Preliminary Purchase Price Allocation

Assets
Cash and cash equivalents	$36,280
Property, plant and equipment	490,032
Product inventory	195,883
Material and supplies inventory	26,503
Accounts receivable	83,733
Reclamation deposits	22,727
Restricted cash	7,578
Other assets	3,851
Goodwill	46,989

913,576

Liabilities
Accounts payable and accrued liabilities	25,927
Long term debt	9,585
Asset retirement obligation	25,651
Future tax liability	197,119
Sales contract liability	11,175
Other liabilities	7,411

276,868

Net assets acquired	$636,708

Purchase price payment
Paid on closing	$575,000
Paid subsequent to closing	61,529

Costs	179
$636,708

Davidson Project
In April 2005, the Corporation acquired 100% interest in the Davidson Project, a molybdenum deposit, for $846 in cash and other transaction costs of $28. In addition to the initial payment, the Corporation will be required to make annual advance royalty payments to the former owners that will range from $90 to $445 per year depending on the world price of molybdenum, and a 2.75% net smelter royalty on future production.
Blue Pearl Mining Ltd. Annual Report 2006       49

5. PROPERTY, PLANT AND EQUIPMENT

	2006	2005

Mining properties and land	$255,751	$—
Mining equipment	128,468	—
Processing facilities	104,713	—
Development properties	1,553	1,137
Other	98	31

	490,583	1,168
Less accumulated depreciation and depletion	(10,396)	(9)

	$480,187	$1,159

6. INCOME AND MINING TAXES

	2006	2005

Current income and mining taxes	$23,133	$—
Future income and mining taxes (recoverable)	(31,405)	—

	$(8,272)	$—

Income and mining taxes differ from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. The differences result from the following items:

	2006	2005

Loss before income taxes	$(28,915)	$(4,113)
Combined Canadian federal and provincial income tax rates	34.12%	36.12%
Income and mining taxes (recoverable) based on above rates	(9,866)	(1,485)
Increase (decrease) to income taxes due to:
Difference in statutory tax rates on earnings of foreign operations	(977)	—
Provincial and state mining taxes	997	—
Non-deductible expenses	3,026	154
Resource allowance	(678)	—
Depletion allowance	(5,824)	—
Change in valuation allowance	2,528	1,331
Other	2,522	—

Income and mining taxes (recoverable)	$(8,272)	$—

Future Income and Mining Taxes
Future income and mining taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future tax assets and liabilities at December 31 are as follows:
50       Blue Pearl Mining Ltd. Annual Report 2006

	2006	2005

Future income and mining tax assets — current
Working capital	$468	$—

Future income and mining tax assets — non-current
Tax losses	$4,773	$2,220
Property, plant and equipment	2,114	807
Asset retirement obligations	9,661	—
Share issuance costs	3,572	—
Investments	—	42
Other deductible temporary differences	10,540	2
Valuation allowance	(9,758)	(3,071)

	$20,902	$—

Future income and mining tax liabilities — current
Inventory	$(14,960)	$—
Other taxable temporary differences	(2,277)	—

	$(17,237)	$—

Future income and mining tax liabilities — non-current
Property, plant and equipment	$(164,771)	$—
Other taxable temporary differences	(3,795)	—

	$(168,566)	$—

Net future income and mining tax liabilities	$(164,433)	$—

Tax Loss Carry Forwards
At December 31, 2006, the Corporation has the following loss carry forwards available for tax purposes (losses shown by tax jurisdiction and year of expiry).

	Canada	United States
	Non-capital Losses	Operating Losses

2007	$336	$—
2008	907	—
2009	480	—
2010	392	—
2011	—	—
Thereafter	6,753	7,057

	$8,868	$7,057

Blue Pearl Mining Ltd. Annual Report 2006     51

The Corporation has $8,215 in capital losses available in Canada that can be carried forward indefinitely but can only apply these losses against future capital gains. A full valuation allowance has been recorded against the potential future income tax assets associated with the Canadian tax loss carry-forwards as their utilization is not considered more likely than not.
7. LONG TERM DEBT
Long term debt consists of:

	2006	2005

First Lien Senior Secured	$340,000	$—
Second Lien Senior Secured	61,855	—
Equipment loans	9,218	—

	411,073	—
Less: current portion	(77,284)	—

	$333,789	$—

As described in Note 4, the Corporation entered into the first lien senior secured and second lien senior secured loan agreements in connection with the acquisition of Thompson Creek. The assets of TCMC provide collateral for these loans. The first lien senior secured loan requires quarterly principal payments. In addition to the regular principal payments, the Corporation is required to make additional principal payments upon the issuance of equity. This agreement requires additional principal repayments each year if cash flows, as defined in the loan agreement, in the year exceed the ongoing capital and operating requirements, as defined in the loan agreement, of the Corporation. This loan is scheduled to mature on October 26, 2012. This loan bears interest at LIBOR plus 475 basis points. At December 31, 2006, the interest rate was 10.1%.
The second lien senior secured loan has no required principal repayments prior to maturity and matures on April 26, 2013. This loan bears interest at LIBOR plus 1,000 basis points. At December 31, 2006, the interest rate was 15.4%. As described in Note 21, this loan was repaid in March 2007.
Thompson Creek has entered into variable rate loan agreements to finance the purchase of certain mining equipment. The mining equipment is collateral for the loan. Each of these loans requires regular principal repayments and mature no later than 2010. These loans bear interest at LIBOR plus 200 basis points. At December 31, 2006, the interest rate for these loans was 7.4%.
Maturities of long term debt obligations are as follows:

	Senior	Equipment
	Secured	Loans	Total

Year ending December 31 :
2007	$75,000	$2,284	$77,284
2008	75,000	2,353	77,353
2009	75,000	2,423	77,423
2010	50,000	2,158	52,158
2011	35,000	—	35,000
Thereafter	91,855	—	91,855

	$401,855	$9,218	$411,073

52     Blue Pearl Mining Ltd. Annual Report 2006

Revolving Credit Line
The First Lien Senior Secured Loan facility includes a $22,500 revolving secured line of credit. The revolving line of credit matures on October 26, 2011 and bears interest at LIBOR plus 475 basis points. At December 31, 2006, the revolving line of credit was unutilized.
8. SEVERANCE AND RETENTION
Prior to its acquisition by the Corporation, Thompson Creek established a trust fund in order to fund the future obligations related to an employee severance and retention program. The severance and retention program is based on production at the Thompson Creek mine and is payable at the earliest of June 30, 2012, termination (except for cause) or retirement. The Corporation recorded the fair value of the trust fund and the fair value of the liability to pay the bonus and severance upon the acquisition of Thompson Creek. The Corporation makes ongoing contributions to the trust. The trust funds are classified as restricted cash and totaled $8,081 at December 31, 2006. The liability has been presented as a long-term severance and retention liability and was $8,008 at December 31, 2006.
9. SALES CONTRACT LIABILITY
Prior to the acquisition, TCMC entered into a contract to sell 10% of certain production at the Thompson Creek Mine at an amount that may be less than the then prevailing market price. Deliveries under the contract will commence in 2007 and end in 2011. As part of the allocation of the purchase price of TCMC, the Corporation recorded a liability of $11,175 related to this contract. The Corporation considers this agreement to be a derivative instrument and as such records the estimated fair value at each balance sheet date with the resulting change in fair value being included in the determination of income through the other expense category. At December 31, 2006, the fair value was $11,421 which resulted in an unrealized loss of $246 being included in other expenses for the year.
10. SHAREHOLDERS’ EQUITY
a) Common Shares
A summary of common share transactions is as follows:

	Number of
	Common Shares
	(000’s)	Amount

At December 31, 2004	23,259	$3,394
Private placements	19,410	9,341
Less: share issue costs	—	(983)
Options exercised	410	115

At December 31, 2005	43,079	11,867
Private placements	1,585	2,921
Equity issue	49,087	203,050
Less: share issue costs	—	(11,647)
Warrants exercised	5,547	4,093
Options exercised	1,230	573

At December 31, 2006	100,528	$210,857

Blue Pearl Mining Ltd. Annual Report 2006     53

In February 2006, the Corporation closed a private placement of 500,000 non-flow-through purchase receipts at a price of Cdn$0.80 per unit for gross proceeds of $356. Each unit consists of one common share, one “A” warrant and 0.4 of one “B” warrant. Each whole “A” warrant entitles the holder to purchase one common share at a price of Cdn$1.00 and each whole “B” warrant entitles the holder to purchase one common share at a price of Cdn$0.80 for two years from the closing of the private placement.
In April 2006, the Corporation closed a private placement of 1,085,000 flow-through common shares priced at Cdn$2.85 per share for gross proceeds of $2,749. Blue Pearl also issued compensation warrants entitling the agents to purchase 76,000 common shares at Cdn$2.85 per share until April 5, 2008.
On October 26, 2006, in connection with the acquisition of Thompson Creek, the Corporation issued 41,860,000 common shares and 20,930,000 warrants for net proceeds of $191,877. Additionally, the Corporation issued 7,227,182 common shares and 3,613,591 warrants to a former shareholder of Thompson Creek for gross proceeds of $35,352. The warrants entitle the holder to purchase one common share at a price of Cdn $9.00 until October 23, 2011.
In March 2005, the Corporation closed a brokered private placement of 13,834,000 units at Cdn$0.60 per unit, and 3,077,000 flow-through common shares at Cdn$0.65 per share for total gross proceeds of $8,502. Each non-flow through unit consists of one common share and one-half of a common share purchase warrant. Each whole warrant is exercisable into one common share at a price of Cdn$0.70 per share. The warrants issued in the private placement have been valued at $380. The agents of the offering were paid a cash commission of 7% of the gross proceeds and were granted 1,690,000 agents’ warrants which are exercisable into common share under the same terms as the warrants attached to the non-flow through units. The agents’ warrants have been valued at $247, and are included as part of share issue costs. These warrants and agents’ warrants expired on March 22, 2007.
In August 2005 the Corporation closed a brokered private placement of 2,500,000 units at Cdn$0.60 per unit for proceeds of $1,238. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.70 until March 22, 2007.
b) Warrants
A summary of the transactions in the warrants account is as follows:

	Number of
	Warrants
	(000’s)	Amount

At December 31, 2004	—	$—
Private placements (i)	9,858	646
At December 31, 2005	9,858	646
Private placement (ii)	700	184
Agent compensation warrants (iii)	76	110
Issuance (iv)	24,543	37,064
Issue costs	—	(1,989)
Exercise of warrants	(5,547)	(570)

At December 31, 2006	29,630	$35,445

54     Blue Pearl Mining Ltd. Annual Report 2006

i.	The warrants issued in March 2005 have been valued at $380. The agent’s warrants issued in March 2005 have been valued at $247. The warrants issued in August 2005 have been valued at $19. In determining the value of the warrants, a Black-Scholes option pricing model has been used with the following weighted average assumptions: dividend yield of 0%; expected volatility of 40%; risk free interest rate of 3.05%; and expected life of 12 months.

ii.	The Corporation determined the amount to be allocated based on the pro rata allocation of the fair value of the common shares issued and the estimated fair value of the warrants based on the Black-Scholes model.

iii.	The Corporation determined the fair value of the agents’ warrants offered to the agents in connection with the April 2006 private placement as compensation by the Black-Scholes model. The assumptions used to determine the fair value included an expected life of 14 months, expected volatility of 128%, risk free interest rate of 4.31% and an expected dividend yield of 0%.

iv.	The Corporation determined the amount to be allocated based on the pro rata allocation of the fair value of the common shares issued and the estimated fair value of the warrants based on the Black-Scholes model. The assumptions used in determining the fair value of the warrants included an expected life of 5 years, expected volatility of 45.8%, risk free interest rate of 4.02% and an expected dividend yield of 0%.
c) Contributed surplus and stock-based compensation

Amount
At December 31, 2004	$19
Options granted	403
Options exercised	—

At December 31, 2005	422
Options granted	14,619
Options exercised	(88)

At December 31, 2006	$14,953

The Corporation uses the fair value method of accounting and recognized an expense of $14,547 (2005 — $434) for its stock-based compensation plan.
The fair value of the 310,000 options granted in 2006 prior to the acquisition of Thompson Creek was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life:	2 years
Risk free interest rate	3.83%
Expected volatility	128%
Dividend yield	0.0%

The Corporation issued 6,475,000 stock options in November and December 2006 subsequent to the acquisition of Thompson Creek. The Corporation determined that its historic volatility was based on being an exploration company instead of the operating company it became upon the acquisition of Thompson Creek. For its grants in November and December, the Corporation used an expected volatility that was determined using an operating mining company peer group average. As required, the Corporation has used the contractual life of the stock options in determining the fair value in the absence of reliable evidence to support a shorter useful life. 90,000 of the 6,475,000 options granted have a contractual life of one year.
Blue Pearl Mining Ltd. Annual Report 2006     55

The fair value of the option grants made subsequent to the acquisition of Thompson Creek were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected life:	1 year	5 years

Risk free interest rate	3.99%	3.93%
Expected volatility	52.6%	45.4%
Dividend yield	0.0%	0.0%

A summary of changes in the outstanding stock options is as follows:

	Options	Weighted-average
	Outstanding	Exercise Price
	(000’s)	(Cdn$)

At December 31, 2004
Granted	1,160	$0.29
Exercised	3,346	0.63
At December 31, 2005	(410)	0.34

Granted	4,096	0.57
Exercised	6,785	7.25

At December 31, 2006	(1,230)	0.44

	9,651	$5.28

The following table summarizes information about the options outstanding at December 31, 2006:

	Options	Contractual	Options
Exercise Price	Outstanding	Life	Exercisable
(Cdn$)	(000’s)	(years)	(000’s)

$0.70	740	3.34	740
$0.60	2,076	3.61	2,076
$0.73	50	3.82	50
$2.94	310	4.21	310
$7.42	6,225	4.86	4,258
$8.29	250	4.92	83

	9,651		7,517

56      Blue Pearl Mining Ltd. Annual Report 2006

11. JOINT VENTURE
Endako Molybdenum Mine Joint Venture is an unincorporated joint venture in which the Corporation has a 75% interest. The Corporation acquired its interest in this joint venture as part of its acquisition of Thompson Creek.
The following is a summary of the Corporation’s 75% pro-rata share of the assets, liabilities, revenue, expenses, net earnings and cash flows of the joint venture.

Assets
Current assets	$58,873
Property, plant and equipment, net	$138,764
Other long-term assets	$24,866
Liabilities
Current liabilities	$23,324
Other liabilities	$58,444
Revenue	$42,275
Cost of sales	$35,097
Net earnings	$1,739
Cash flows
Operating	$10,200
Investing	$(160)
Financing	$—
12. SUPPLEMENTARY CASH FLOW INFORMATION

	2006	2005

Change in non-cash working capital
Accounts receivable	$(1,138)	$(218)
Product inventory	65,421	—
Material and supplies inventory	766	—
Prepaid expenses	(1,447)	(52)
Income taxes recoverable	968	—
Accounts payable and accrued liabilities	22,802	1,228
Income taxes payable	19,762	—

	$107,134	$958

Cash interest paid	$1,408	$—
Cash income taxes paid	$2,500	$—
Cash and cash equivalents is comprised of:
Cash	$28,536	$6,915
Cash equivalents	69,523	—

	$98,059	$6,915

Blue Pearl Mining Ltd. Annual Report 2006   57

13. OTHER INCOME AND EXPENSES

	2006	2005

Gains on foreign currency	$(2,232)	$—
Unrealized derivative loss	660	—
Management fees	(176)	—
Other	701	35

	$(1,047)	$35

14. RELATED PARTY TRANSACTIONS
Under the Endako joint venture agreement, all production from Endako is sold by the joint venture partners, acting as agents for the joint venture. Consolidated sales to Sojitz Moly Resources, (“Sojitz”) one of the venturers in the Endako joint venture were approximately $21,106 for the year ended December 31, 2006. Sojitz is paid a 1% commission on all sales from Endako.
Office administration fees of $287 (2005 — $245) were incurred from Glencairn Gold Corporation, a company related through certain common directors and management, for rent and various office services provided by it. Included in accounts payable at December 31, 2006 is $31 (2005 — $24) owing to this company.
15. DERIVATIVE INSTRUMENTS
The Corporation enters into forward currency contracts in order to reduce the impact of certain foreign currency fluctuations related to the operations of Endako. The forward currency contracts provide protection to the Corporation from fluctuations in the Canadian dollar. The terms of the contracts are less than one year. As of December 31, 2006, the Corporation had open forward currency contracts with a total commitment to purchase Cdn$22,631 at an average rate of US$0.89. As a result of these forward contracts not qualifying for hedge accounting, the Corporation recognizes all derivative instruments on the balance sheet at their fair values, a liability of approximately $571 at December 31, 2006, and changes in fair value are recognized immediately in earnings. The Corporation recognized a loss of approximately $670 due to recording the forward contracts at fair value on December 31, 2006. This loss is recorded in other income and expenses.
The Corporation has entered in an agreement with Sojitz in which the Corporation will sell to Sojitz up to 10% of certain production from the Thompson Creek Mine. The price to be paid by Sojitz will vary depending on the production costs and the current market price of molybdenum. The Corporation expects to sell molybdenum to Sojitz from 2007 to 2011 under the terms of this agreement. The Corporation recorded $11,175 as the fair value of this agreement upon the acquisition of Thompson Creek. At December 31, 2006, $11,421 has been reported as a sales contract liability related to this agreement (see Note 9).
16. RETIREMENT SAVINGS PLANS
The Corporation’s 401(k) Savings Plan (the “Plan”) is a defined contribution plan and covers all US employees based at TCMC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and Section 401(k) of the Internal Revenue Code.
The assets of the Plan are held and the related investment transactions are executed by the Plan’s trustee. Participants in the Plan have numerous investment alternatives in which to place their funds. Administrative fees, including accounting and
58  Blue Pearl Mining Ltd. Annual Report 2006

attorney fees, are paid by the Corporation on behalf of the Plan. The Corporation may make contributions to the Plan at its sole discretion. The Corporation contributed approximately $169 to the Plan for the year ended December 31, 2006.
Endako maintains a defined contribution plan (the “Endako Plan”) covering all of its employees. The assets of the Endako Plan are held and the related investment transactions are executed by the Endako Plan’s trustee. Administrative fees, including any accounting and legal fees are paid by Endako on behalf of the Endako Plan. For the year ended December 31, 2006, Endako contributed $97 to the Endako Plan and the Corporation has recorded its proportionate share of such contribution.
17. ASSET RETIREMENT OBLIGATION
Minimum standards for mine reclamation have been established by federal, state and provincial government agencies.
The following is a summary of the Corporation’s mine closure and reclamation liabilities for TCM, Endako, and the Davidson Project:

	Thompson		Davidson
	Creek	Endako	project	Total

At December 31, 2004	$—	$—	$—	$—
Increase in liability due to development	—	—	193	193
Accretion expense	—	—	—	—

At December 31, 2005	—	—	193	193
Acquisition (Note 4)	20,684	4,967	—	25,651
Accretion	245	69	12	326
Currency exchange	—	(172)	(6)	(178)

At December 31, 2006	$20,929	$4,864	$199	$25,992

The Corporation is not aware of any material non compliance with environmental laws and regulations. The exact nature of environmental issues and costs, if any, which the Corporation may encounter in the future cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.
As part of the TCMC acquisition, the Corporation acquired a Mine Reclamation Insurance Policy. The program will provide the Corporation with an aggregate limit of $35,000 for the reclamation of the Thompson Creek property including $18,481 of deposits recorded as reclamation deposits at December 31, 2006. The aggregate limit will be reduced as the policy is used to pay actual reclamation costs incurred. This risk transfer benefit will respond in the event that the actual cost of reclamation exceeds the current anticipated reclamation cost estimate due to unexpected conditions or changes in regulatory requirements. As of December 31, 2006, the Corporation estimates that the non-discounted inflation adjusted reclamation cost of the Thompson Creek mine will total $29,332. The policy term is for 20 years, expiring July 31, 2022. The Corporation will pay the final annual installment premium in the amount of $1,644 on July 30, 2007. The ultimate reclamation costs have been discounted using a rate of 6.9% which reflects their funding arrangements.
As part of the TCMC acquisition, the Corporation acquired a reclamation and closure plan for Endako that has been approved by the British Columbia Ministry of Energy and Mines (“MEM”). The MEM requires a reclamation bond of $5,681 of which the Corporation’s proportionate share is $4,261. This amount was fully funded prior to the acquisition of TCMC by the Corporation and is reflected in the reclamation deposit. The ultimate reclamation costs have been discounted using a rate of 6.6% which reflects their funding arrangements.
Blue Pearl Mining Ltd. Annual Report 2006   59

The Davidson Project is under development. Future undiscounted cash obligations, estimated by management to be approximately $263, which will be incurred after the mine closes, have resulted from the disturbance to the site caused by development activities. The estimated cash flows were discounted using a rate of 6.5% which refects its funding arrangements.
It is possible the Corporation’s estimate of its ultimate reclamation, site restoration and closure liability could change due to possible changes in laws and regulations and changes in cost estimates. As part of the acquisition of Thompson Creek, the Corporation acquired an insurance policy for financial assurance of the mine reclamation activities.
18. SEGMENT INFORMATION
The Corporation operates in a single industry segment: the mining, milling, roasting and sale of molybdenum products. Geographic segment information for the year ended and at December 31, 2006 is comprised of the following:

	US	Canadian
	Operations	Operations	Corporate	Total

Revenues
Molybdenum sales	$105,401	$42,275	$—	$147,676
Tolling and calcining	3,167	—	—	3,167

	108,568	42,275	—	150,843

Cost of sales
Operating expenses	106,314	32,801	—	139,115
Selling and marketing	397	842	—	1,239
Depreciation and depletion	3,259	1,450	9	4,718
Accretion	11	4	12	27

	109,981	35,097	21	145,099

Income (loss) from mining operations	$(1,413)	$7,178	(21)	5,744

Other (income) expense
General and administrative			4,568	4,568
Exploration and development			8,635	8,635
Interest and finance fees			9,139	9,139
Stock-based compensation			14,547	14,547
Interest income			(1,183)	(1,183)
Other			(1,047)	(1,047)

			34,659	34,659

Loss before income taxes			(34,680)	(28,915)
Income and mining taxes (recoverable)
Current			23,133	23,133
Future			(31,405)	(31,405)

			(8,272)	(8,272)

Net loss			$(26,408)	$(20,643)

Capital expenditures	$3,896	$160	$458	$4,514
Assets	$654,074	$222,503	$59,167	$935,744
Liabilities	$217,626	$81,768	$412,299	$711,693
60  Blue Pearl Mining Ltd. Annual Report 2006

Comparative information for December 31, 2005 is not provided as the Corporation had no operations in 2005, except for exploration costs related to the Davidson Project.
19. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Corporation continually monitors its positions with, and the credit quality of, the financial institutions it invests with. As of the balance sheet date, and periodically throughout the year, the Corporation has maintained balances in various operating accounts in excess of federally insured limits.
The Corporation controls credit risk related to accounts receivable through credit approvals, credit limits, and monitoring procedures. Concentration of credit risk with respect to accounts receivable are limited because the Corporation’s customer base includes a large number of geographically diverse customers, thus spreading the trade credit risk. Management considers the credit of each individual customer, including payment history and other factors. At December 31, 2006 and 2005 management of the Corporation determined that no allowance for doubtful accounts was necessary.
The Corporation does not acquire, hold or issue financial instruments for trading or speculative purposes. Financial instruments are used to manage certain market risks resulting from fluctuations in foreign currency exchange rates. On a limited basis the Corporation enters into forward contracts for the purchase of Canadian dollars.
The carrying amounts of financial instruments including cash and cash equivalents, restricted cash, receivables, accounts payable and variable rate debt approximate fair value as of December 31, 2006 and 2005. The fair value of investments is determined using quoted market prices for those securities.
20. COMMITMENTS AND CONTINGENCIES
The Langeloth facility’s air emissions permit expired on December 31, 2006. The renewal application was submitted in March 2006 and no new variances are expected to the permit. The Langeloth facility has a water treatment plant to control heavy metals to comply with water discharge regulations. Renewal for this permit was applied for in 1992 and is still pending. The facility is operating under the existing permit and the regulators have been performing inspections and are aware of the permit issue.
The Corporation has entered into agreements to purchase molybdenum in 2007. The Corporation expects it will purchase approximately 10.4 million pounds of molybdenum under these agreements.
As outlined in Note 4, the Corporation may be required to pay additional amounts to the vendors of TCMC in 2008, 2009 and 2010. The total payment will not exceed $125,000.
In addition to the scheduled principal payments, under the circumstances described in Note 7, the Corporation may be required to make additional principal payments to the holders of the first lien senior secured loan each year if cash flows, as defined in the loan agreement, in the year exceed the ongoing capital and operating requirements, as defined in the loan agreement, of the Corporation.
As described in Note 9 and further described in Note 15, the Corporation has committed to sell a certain amount of production to Sojitz at a defined price that may be less than market.
As described in Note 15, the Corporation has entered into commitments to buy Canadian dollars at an established exchange rate.
Blue Pearl Mining Ltd. Annual Report 2006   61

21. SUBSEQUENT EVENT
On March 15, 2007, the second lien senior secured loan outstanding principal of $61,855 was prepaid in full. The prepayment required the Corporation to pay a prepayment premium of $2,474. The prepayment premium will be recorded as an expense in 2007.
62   Blue Pearl Mining Ltd. Annual Report 2006

Corporate Information

Directors

Denis C. Arsenault 1, 2
Toronto, Ontario

James W. Ashcroft 1, 2
Sudbury, Ontario
J. John Kalmet 1, 2, 3
Delta, British Columbia
Kerry J. Knoll 3
Toronto, Ontario
Kevin Loughrey 3
Denver, Colorado
Ian J. McDonald, Chairman
Toronto, Ontario

1     Audit Committee
2     Compensation Committee
3     Safety, Health and Environment
       Committee
Management
Ian J. McDonald
Executive Chairman

Kevin Loughrey
President and
Chief Executive Officer

Kenneth Collison
Chief Operating Officer

T. Derek Price
Vice-President Finance and
Chief Financial Officer
Mark Wilson
Vice-President, Sales and Marketing
Peter N. Tredger
Vice-President, Special Projects

Bruce Wright
Manager, Development
Dale Huffman
General Counsel

Lorna D. MacGillivray
Corporate Secretary

Wayne Cheveldayoff
Director, Investor Relations

Robert Dorfler
General Manager,
Langeloth

Kent Watson
General Manager,
Thompson Creek Mine
Alan Morrish
General Manager,
Endako Mine

Toronto Office
401 Bay Street
Suite 2010, P.O. Box 118
Toronto, Ontario
Canada M5H 2Y4
Phone     416-860-1438
Fax      416-860-0813
info@bluepearl.ca
www.bluepearl.ca

Denver Office
945 West Kenyon Avenue, Unit B
Englewood, Colorado
U.S.A. 80110-8135
Phone      303-761-8801
Fax       303-761-7420
Vancouver Office
595 Burrard Street, Suite 1723
P.O. Box 49197, Bentall Three
Vancouver, British Columbia
Canada, V7X 1K8
Phone 604-637-3000
Fax 604-669-1670
Smithers Office

1260 King Street
Smithers, British Columbia
Canada, V0J 2N0
Phone 250-877-6121
Fax 250-877-6132

Transfer Agent

Equity Transfer Services Inc.
200 University Avenue, Suite 400
Toronto, Ontario
Canada, M5H 4H1
Phone     416-361-0152
Fax     416-361-0470
info@equitytransfer.com
Stock Exchange Listings
Common Shares
Toronto Stock Exchange: BLE
Frankfurt Stock Exchange: A6R
Warrants
Toronto Stock Exchange: BLE.WT.A

Auditors

PricewaterhouseCoopers LLP
Vancouver, British Columbia

Legal Counsel

Cassels Brock & Blackwell LLP
Toronto, Ontario